Top Ten Holdings
6/30/2011
Meridian Equity Income Fund

		Pct.
Holding	Market Value	of Portfolio

Norfolk Southern Corp.	$629,412	1.8%
McDonald’s Corp.	623,968	1.8
Broadridge Financial Solutions, Inc.	608,971	1.7
VF Corp.	607,936	1.7
Kraft Foods, Inc. Class A	605,956	1.7
Time Warner Cable, Inc.	600,908	1.7
Johnson & Johnson	597,682	1.7
Willis Group Holdings Plc (United Kingdom)	597,123	1.7
Sonoco Products Co.	597,072	1.7
Mattel, Inc.	591,035	1.7

Total Net Assets	$35,643,598

Meridian Growth Fund

		Pct.
Holding	Market Value	of Portfolio

Willis Group Holdings Plc (United Kingdom)	$68,593,268	2.6%
Waste Connections, Inc.	64,177,098	2.5
RPM International, Inc.	61,410,684	2.3
Bed Bath & Beyond, Inc.	61,212,619	2.3
AMETEK, Inc.	59,631,690	2.3
Coach, Inc.	59,384,577	2.3
Solera Holdings, Inc.	59,225,076	2.3
Mattel, Inc.	58,682,903	2.2
Brown & Brown, Inc.	57,782,471	2.2
J.B. Hunt Transport Services, Inc.	57,237,895	2.2

Total Net Assets	$2,615,081,827

Meridian Value Fund

		Pct.
Holding	Market Value	of Portfolio

Willis Group Holdings Plc (United Kingdom)	$26,413,175	3.0%
Costco Wholesale Corp.	25,241,268	2.9
LKQ Corp.	24,981,175	2.9
Mattel, Inc.	24,592,554	2.8
Broadridge Financial Solutions, Inc.	24,019,453	2.8
Hawaiian Electric Industries, Inc.	22,858,804	2.6
Sealed Air Corp.	22,669,491	2.6
EOG Resources, Inc.	22,655,985	2.6
Carnival Corp.	21,844,215	2.5
W.W. Grainger, Inc.	21,741,475	2.5

Total Net Assets	$869,311,976

Top Ten Sectors
6/30/2011
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets

Railroads	$629,412	1.8%
Restaurants	623,968	1.8
Diversified Financial Services	608,971	1.7
Apparel Accessories & Luxury Goods	607,936	1.7
Food & Meats — Packaged	605,956	1.7
Media — Broadcasting & Cable TV	600,908	1.7
Pharmaceuticals	597,682	1.7
Insurance Brokers	597,123	1.7
Paper & Packaging	597,072	1.7
Retail	591,035	1.7

Total Net Assets	$35,643,598

Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets

Tech — Software	$357,763,816	13.7%
Retail	315,254,998	12.0
Technology	184,730,534	7.1
Energy	140,320,771	5.4
Insurance Brokers	126,375,739	4.8
Banking — Commercial	116,000,681	4.4
Brokerage & Money Management	101,833,007	3.9
Industrial Conglomerates	101,174,917	3.9
Industrial Services	98,363,662	3.8
Restaurants	91,251,079	3.5

Total Net Assets	$2,615,081,827

Meridian Value Fund

	Market	Pct.
Sector	Value	Assets

Retail	$70,367,928	8.1%
Industrial Products	61,089,229	7.0
Diversified Financial Services	56,521,257	6.5
Leisure & Amusement	55,663,468	6.4
Industrial Services	50,638,891	5.8
Technology	47,931,938	5.5
Energy	45,203,010	5.2
Railroads	28,339,960	3.3
Industrial	27,763,492	3.2
Insurance Brokers	26,413,175	3.0

Total Net Assets	$869,311,976

MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update                6/30/2011
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)
12/31/2009	8.65	0.19	7.78
12/31/2010	9.88	0.21	25.70
6/30/2011	10.61	0.00	34.98

For the period ending		Average Annual
30-Jun-11	Total Return	Compound Rate of Return
One Year	27.30%	27.30%
Three Years	17.90%	5.64%
Five Years	20.67%	3.83%
Since Inception (01/31/05)	34.98%	4.79%

Portfolio @                 6/30/2011

AEROSPACE & DEFENSE — 1.6%
Lockheed Martin Corp.

AIR FREIGHT & LOGISTICS — 1.5%
United Parcel Service, Inc. Class B

APPAREL ACCESSORIES & LUXURY GOODS — 1.7%
VF Corp.

APPAREL RETAIL — 1.5%
American Eagle Outfitters, Inc.

ASSET MANAGEMENT & CUSTODY BANKS — 1.5%
Federated Investors, Inc. Class B

BANKING — COMMERCIAL — 1.4%
Bank of Hawaii Corp.

BANKING — REGIONAL BANKS — 1.5%
Cullen/Frost Bankers, Inc.

BANKING — THRIFTS & MORTGAGE FINANCE — 1.5%
Hudson City Bancorp, Inc.

BREWERS — 1.5%
Molson Coors Brewing Co. Class B

CHEMICALS — DIVERSIFIED — 1.6%
EI du Pont de Nemours & Co.

CHEMICALS — SPECIALTY — 1.6%
RPM International, Inc.

COMMERCIAL PRINTING — 1.5%
R. R. Donnelley & Sons Co.

COMPUTER HARDWARE — 1.5%
Diebold, Inc.

CONSTRUCTION & ENGINEERING — 1.6%
Mine Safety Appliances Co.

CONSUMER PRODUCTS — HOUSEHOLD — 1.5%
Kimberly-Clark Corp.

DATA PROCESSING & OUTSOURCED SERVICES — 1.5%
Paychex, Inc.

DISTRIBUTION & WHOLESALE — 1.6%
Genuine Parts Co.

DIVERSIFIED CAPITAL MARKETS — 1.4%
NYSE Euronext

DIVERSIFIED FINANCIAL SERVICES — 1.7%
Broadridge Financial Solutions, Inc.

ELECTRICAL COMPONENTS & EQUIPMENT — 1.5%
Hubbell, Inc. Class B

ELECTRIC UTILITIES — 1.6%
PPL Corp.

ELECTRONIC EQUIPMENT MANUFACTURING — 1.6%
Molex, Inc.

ENERGY — 1.5%
Chevron Corp.

ENVIRONMENTAL FACILITIES & SERVICES — 1.4%
Waste Management, Inc.

FOOD DISTRIBUTORS — 1.6%
SYSCO Corp.

FOOD & MEATS — PACKAGED — 1.7%
Kraft Foods, Inc. Class A

HEALTH CARE EQUIPMENT & SUPPLIES — 1.6%
Hillenbrand, Inc.

HEALTH CARE PRODUCTS — 1.6%
Baxter International, Inc.

HEALTH CARE TECHNOLOGY — 1.5%
Medtronic, Inc.

HOME IMPROVEMENT RETAIL — 1.6%
Home Depot, Inc.

HOUSEHOLD — HOME FURNISHINGS — 1.5%
Leggett & Platt, Inc.

HYPERMARKETS & SUPER CENTERS — 1.6%
Wal-Mart Stores, Inc.

INDEPENDENT POWER PRODUCERS & ENERGY — 1.6%
Constellation Energy Group, Inc.

INDUSTRIAL — 1.5%
Harsco Corp.

INDUSTRIAL CONGLOMERATES — 1.6%
3M Co.

INDUSTRIAL MACHINERY — 1.6%
Eaton Corp.

INSURANCE BROKERS — 1.7%
Willis Group Holdings Plc (United Kingdom)

INSURANCE — MULTI-LINE — 1.6%
Chubb Corp.

INSURANCE — PROPERTY & CASUALTY — 1.5%
Mercury General Corp.

LEISURE & AMUSEMENT — 1.6%
Carnival Corp.

MEDIA — 1.5%
Time Warner, Inc.

MEDIA — BROADCASTING & CABLE TV — 1.7%
Time Warner Cable, Inc.

METAL & GLASS CONTAINERS — 1.6%
Greif, Inc. Class A

OFFICE SERVICES & SUPPLIES — 1.5%
Pitney Bowes, Inc.

OIL & GAS — STORAGE & TRANSPORTATION — 1.6%
Spectra Energy Corp.

PAPER & FOREST PRODUCTS — 1.6%
International Paper Co.

PAPER & PACKAGING — 1.7%
Sonoco Products Co.

PERSONAL PRODUCTS — 1.6%
Avon Products, Inc.

PHARMACEUTICALS — 1.7%
Johnson & Johnson

PUBLISHING — 1.7%
McGraw-Hill Cos., Inc. (The)

RAILROADS — 1.8%
Norfolk Southern Corp.

REITS — DIVERSIFIED — 1.6%
Kimco Realty Corp. REIT

RESTAURANTS — 1.8%
McDonald’s Corp.

RETAIL — 1.7%
Mattel, Inc.

SEMICONDUCTORS — 1.5%
Microchip Technology, Inc.

SOFT DRINKS — 1.6%
Coca-Cola Co. (The)

SOFTWARE & SERVICES — 1.6%
Microsoft Corp.

STEEL — 1.5%
Nucor Corp.

TELECOMMUNICATION SERVICES — INTEGRATED — 1.7%
AT&T, Inc.

TOBACCO — 1.6%
Reynolds American, Inc.

Breakdowns —
Common Stock Cost	$29,966,974
Common Stock %	94.8%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	5.2%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update                6/30/2011
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
12/31/2009	34.00	0.14	1777.23
12/31/2010	44.59	0.07	2365.98
6/30/2011	47.61	0.00	2533.00

For the period ending		Average Annual
30-Jun-11	Total Return	Compound Rate of Return
One Year	40.51%	40.51%
Three Years	49.34%	14.30%
Five Years	54.08%	9.03%
Ten Years	133.18%	8.84%
Since Inception (8/1/84)	2533.00%	12.92%

Portfolio @                 6/30/2011

AIR FREIGHT & LOGISTICS — 2.1%
Expeditors International of Washington, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 0.5%
Copart, Inc.*

BANKING — COMMERCIAL — 4.4%
Bank of Hawaii Corp.
CVB Financial Corp.
East West Bancorp, Inc.

BROKERAGE & MONEY MANAGEMENT — 3.9%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUILDING PRODUCTS — 3.1%
Lumber Liquidators Holdings, Inc.*
Valspar Corp.

CELLULAR COMMUNICATIONS — 1.4%
SBA Communications Corp. Class A*

CHEMICALS — SPECIALTY — 2.3%
RPM International, Inc.

CONSUMER SERVICES — 2.0%
Rollins, Inc.

DISTRIBUTION & WHOLESALE — 2.7%
United Stationers, Inc.
Watsco, Inc.

ELECTRONIC EQUIPMENT MANUFACTURING — 2.3%
AMETEK, Inc.

ENERGY — 5.4%
Continental Resources, Inc.*
Core Laboratories NV (Netherlands)
FMC Technologies, Inc.*
Noble Energy, Inc.

FLOORING & CARPETS — 2.1%
Mohawk Industries, Inc.*

FURNITURE & FIXTURES — 1.7%
Herman Miller, Inc.

HEALTH CARE INFORMATION SERVICES — 1.5%
Cerner Corp.*

HEALTH CARE PRODUCTS — 3.1%
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTH CARE TECHNOLOGY — 1.5%
IDEXX Laboratories, Inc.*

INDUSTRIAL CONGLOMERATES — 3.9%
Cooper Industries Plc
Pall Corp.

INDUSTRIAL SERVICES — 3.7%
Ritchie Bros. Auctioneers, Inc. (Canada)
Waste Connections, Inc.

INSURANCE BROKERS — 4.8%
Brown & Brown, Inc.
Willis Group Holdings Plc (United Kingdom)

LEISURE & AMUSEMENT — 2.1%
Royal Caribbean Cruises, Ltd.*

REAL ESTATE MANAGEMENT & SERVICES — 2.0%
Jones Lang LaSalle, Inc.

RESTAURANTS — 3.5%
Arcos Dorados Holdings, Inc. Class A* (Argentina)
Cracker Barrel Old Country Store, Inc.

RETAIL — 12.0%
Bed Bath & Beyond, Inc.*
CarMax, Inc.*
Coach, Inc.
Family Dollar Stores, Inc.
Mattel, Inc.
PetSmart, Inc.

TECHNOLOGY — 7.1%
Autodesk, Inc.*
Netscout Systems, Inc.*
Open Text Corp.* (Canada)
Trimble Navigation, Ltd.*
Zebra Technologies Corp. Class A*

TECH — SOFTWARE — 13.7%
Advent Software, Inc.*
Blackbaud, Inc.
BMC Software, Inc.*
Citrix Systems, Inc.*
MICROS Systems, Inc.*
Nuance Communications, Inc.*
Solera Holdings, Inc.
Teradata Corp.*

TRUCKING — 2.2%
J.B. Hunt Transport Services, Inc.

Breakdowns —
Common Stock Cost	$1,860,210,672
Common Stock %	95.0%
US Treasury Bills	3.1%
Cash and Other Assets Less Liabilities	1.9%

*	Non-income producing securities

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update                6/30/2011
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90
12/31/2009	24.51	0.25	603.93
12/31/2010	28.90	0.08	732.27
6/30/2011	29.59	0.00	752.14

For the period ending		Average Annual
30-Jun-11	Total Return	Compound Rate of Return
One Year	30.13%	30.13%
Three Years	8.46%	2.74%
Five Years	22.53%	4.15%
Ten Years	85.57%	6.38%
Since Inception (2/94)	752.14%	13.12%

Portfolio @                 6/30/2011

AEROSPACE & DEFENSE — 1.1%
Orbital Sciences Corp.*

AGRICULTURE — 1.9%
Monsanto Co.

AIR FREIGHT & LOGISTICS — 1.9%
UTi Worldwide, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 2.9%
LKQ Corp.*

BANKING — 2.2%
Wells Fargo & Co.

BANKING — COMMERCIAL — 1.1%
CVB Financial Corp.

BROKERAGE & MONEY MANAGEMENT — 1.6%
TD Ameritrade Holding Corp.

BUSINESS SERVICES — 1.7%
Cintas Corp.

CONSULTING SERVICES — 1.0%
Huron Consulting Group, Inc.*

DIVERSIFIED FINANCIAL SERVICES — 6.5%
Broadridge Financial Solutions, Inc.
Equifax, Inc.
Heartland Payment Systems, Inc.

ENERGY — 5.2%
Apache Corp.
EOG Resources, Inc.
Ultra Petroleum Corp.*

ENVIRONMENTAL FACILITIES & SERVICES — 1.6%
Waste Management, Inc.

HEALTH CARE SERVICES — 0.9%
ICON Plc ADR* (Ireland)

HOME IMPROVEMENT RETAIL — 2.2%
Sherwin-Williams Co. (The)

HOUSEHOLD APPLIANCES — 2.5%
Stanley Black & Decker, Inc.

INDUSTRIAL — 3.2%
Aecon Group, Inc. (Canada)
Curtiss-Wright Corp.
Flowserve Corp.

INDUSTRIAL PRODUCTS — 7.0%
Cummins, Inc.
General Cable Corp.*
Lincoln Electric Holdings, Inc.
Sealed Air Corp.

INDUSTRIAL SERVICES — 5.8%
Nalco Holdings Co.
Ritchie Bros. Auctioneers, Inc. (Canada)
W.W. Grainger, Inc.

INSURANCE BROKERS — 3.0%
Willis Group Holdings Plc (United Kingdom)

LEISURE & AMUSEMENT — 6.4%
Bally Technologies, Inc.*
Carnival Corp.
International Speedway Corp. Class A
Polaris Industries, Inc.

METALS — 1.0%
Newmont Mining Corp.

OFFICE SERVICES & SUPPLIES — 2.4%
Steelcase, Inc. Class A

PHARMACEUTICALS — 1.2%
BioMarin Pharmaceutical, Inc.*
Hospira, Inc.*

RAILROADS — 3.3%
GATX Corp.
Union Pacific Corp.

REITS — DIVERSIFIED — 1.5%
Host Hotels & Resorts, Inc. REIT

RETAIL — 8.1%
Costco Wholesale Corp.
Kohl’s Corp.
Mattel, Inc.

SEMICONDUCTORS — 1.6%
Power Integrations, Inc.

STORAGE — 1.6%
Mobile Mini, Inc.*

TECHNOLOGY — 5.5%
Autodesk, Inc.*
eBay, Inc.*
Zebra Technologies Corp. Class A*

TECH — SOFTWARE — 2.8%
Citrix Systems, Inc.*
Compuware Corp.*

TRANSPORTATION — 2.4%
Alexander & Baldwin, Inc.

TRUCKING — 1.7%
Heartland Express, Inc.

UTILITIES — 2.6%
Hawaiian Electric Industries, Inc.

Breakdowns —
Common Stock Cost	$651,193,318
Common Stock %	95.4%
U.S. Treasury Bills	3.5%
Cash and Other Assets Less Liabilities	1.1%

*	Non-income producing securities

MEIFX
Meridian Equity Income Fund
Top 10 Holdings
as of 06/30/2011
Holding
Market
Value
Percentage
of Portfolio Norfolk Southern Corp. $629,412 1.8%
McDonald’s Corp. 623,968 1.8% Broadridge Financial Solutions, Inc. 608,971 1.7%
VF Corp. 607,936 1.7% Kraft Foods, Inc. Class A 605,956 1.7%
Time Warner Cable, Inc. 600,908 1.7% Johnson & Johnson 597,682 1.7%
Willis Group Holdings Plc (United Kingdom)
597,123 1.7% Sonoco Products Co. 597,072 1.7%
Mattel, Inc. 591,035 1.7%
Net Assets $35,643,598
© 2000-2010 Meridian Fund, Inc. All rights reserved. Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
Meridian Fund Page 1 of 1 http://www.meridianfund.com/meifx_top10.cfm 8/25/2011

MEIFX
Meridian Equity Income Fund
Top 10 Sectors
as of 06/30/2011
Sector Market Value Pct. Assets
Railroads $629,412 1.8% Restaurants 623,968 1.8%
Diversified Financial Services 608,971 1.7% Apparel Accessories & Luxury Goods 607,936 1.7%
Food & Meats — Packaged 605,956 1.7% Media — Broadcasting & Cable TV 600,908 1.7%
Pharmaceuticals 597,682 1.7% Insurance Brokers 597,123 1.7%
Paper & Packaging 597,072 1.7% Retail 591,035 1.7%
Net Assets $35,643,598
© 2000-2010 Meridian Fund, Inc. All rights reserved. Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
Meridian Fund Page 1 of 1 http://www.meridianfund.com/meifx_top10sectors.cfm 8/25/2011

MERDX
Meridian Growth Fund
Top 10 Holdings
as of 06/30/2011
Holding
Market Value
Percentage
of Portfolio Willis Group Holdings Plc (United
Kingdom) 68,593,268 2.6%
Waste Connections, Inc. $64,177,098 2.5% RPM International, Inc. 61,410,684 2.3%
Bed Bath & Beyond, Inc. 61,212,619 2.3% AMETEK, Inc. 59,631,690 2.3%
Coach, Inc. 59,384,577 2.3% Solera Holdings, Inc. 59,225,076 2.3%
Mattel, Inc. 58,682,903 2.2% Brown & Brown, Inc. 57,782,471 2.2%
J.B. Hunt Transport Services, Inc.
57,237,895 2.2%
Net Assets $2,615,081,827
© 2000-2010 Meridian Fund, Inc. All rights reserved. Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
Meridian Fund Page 1 of 1 http://www.meridianfund.com/merdx_top10.cfm 8/25/2011

MERDX
Meridian Growth Fund
Top 10 Sectors
as of 06/30/2011
Sector Market Value Pct. Assets
Tech — Software $357,763,816 13.7% Retail 315,254,998 12.0%
Technology 184,730,534 7.1% Energy 140,320,771 5.4%
Insurance Brokers 126,375,739 4.8% Banking — Commercial 116,000,681 4.4%
Brokerage & Money Management 101,833,007 3.9% Industrial Conglomerates 101,174,917 3.9%
Industrial Services 98,363,662 3.8% Restaurants 91,251,079 3.5%
Net Assets $2,615,081,827
© 2000-2010 Meridian Fund, Inc. All rights reserved. Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
Meridian Fund Page 1 of 1 http://www.meridianfund.com/merdx_top10sectors.cfm 8/25/2011

MVALX
Meridian Value Fund
Top 10 Holdings
as of 06/30/2011
Holding
Market
Value
Percentage
of Portfolio Willis Group Holdings Plc (United
Kingdom) $ $26,413,175 3.0%
Costco Wholesale Corp. 25,241,268 2.9% LKQ Corp. 24,981,175 2.9%
Mattel, Inc. 24,592,554 2.8% Broadridge Financial Solutions, Inc. 24,019,453 2.8%
Hawaiian Electric Industries, Inc. 22,858,804 2.6% Sealed Air Corp. 22,669,491 2.6%
EOG Resources, Inc. 22,655,985 2.6% Carnival Corp. 21,844,215 2.5%
W.W. Grainger, Inc. 21,741,475 2.5%
Net Assets $869,311,976
© 2000-2010 Meridian Fund, Inc. All rights reserved. Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
Meridian Fund Page 1 of 1 http://www.meridianfund.com/mvalx_top10.cfm 8/25/2011

MVALX
Meridian Value Fund
Top 10 Sectors
as of 06/30/2011
Sector Market Value Pct. Assets
Retail $70,367,928 8.1% Industrial Products 61,089,229 7.0%
Diversified Financial Services 56,521,257 6.5% Leisure & Amusement 55,663,468 6.4%
Industrial Services 50,638,891 5.8% Technology 47,931,938 5.5%
Energy 45,203,010 5.2% Railroads 28,339,960 3.3%
Industrial 27,763,492 3.2% Insurance Brokers 26,413,175 3.0%
Net Assets $869,311,976
© 2000-2010 Meridian Fund, Inc. All rights reserved. Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
Meridian Fund Page 1 of 1 http://www.meridianfund.com/mvalx_top10sectors.cfm 8/25/2011

MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

Investment Philosophy
Open an Account
Shareholder Services
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Disclosure of Portfolio Holdings
Proxy Voting
Tax Information

Welcome to the Meridian Funds

Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005.

We believe our Investment Philosophy is a wise way to invest.

Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio.

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Meridian Growth Fund featured in Kiplinger's Annual Fund Rankings, "And the Winners Are...". - *Kiplinger's Personal Finance September 2011*

Meridian Growth Fund featured in The Kiplinger 25 Update, "A Mid-Cap Manager Looks Abroad For Growth". - *Kiplinger's Personal Finance August 2011*

Meridian Growth Fund featured in The Motley fool's, "Here's what Meridian Growth Fund Bought and Sold Last Quarter". - *www.fool.com June 16, 2011*

Meridian Growth Fund included in Ben Baden's, "50 Best Funds for the Everyday Investor". - *money.usnews.com June 1, 2011*

Meridian Growth Fund featured in Marla Brill's, "Mining Mid-Cap Growth". - *Financial Advisor Magazine June, 2011*

Meridian Growth Fund mentioned in Tom Sullivan's, "A Mid-Cap Moment". - *online.barrons.com April, 2011*

Meridian Growth Fund featured in Benjamin Shepherd's, "Resilient in Tragedy". - *LOUIS RUKEYER'S MUTUAL FUNDS April, 2011*

Meridian Growth Fund included in Todd Rosenbluth's TRENDS & IDEAS, "Mid-Cap Funds Offering Growth Potential and Dividend Support". - *MarketScope Advisor March 29, 2011*

Meridian Growth Fund featured in "This Kiplinger 25 Fund Continues Its Long, Winning Record". - *Kiplinger.com March 23, 2011*

Meridian Growth Fund included in Esther Pak's "Small- and Mid-Cap Funds With Moats in the Making". - *Morningstar March 10, 2011*

Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds - Kiplinger's Mutual Funds 2011 *Spring 2011*

Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao

Meridian Growth Fund's Richard Aster included in Carolyn Bigda's "Top Picks From Top Pros" - *Money Magazine Investor's Guide for 2011 January/February 2011*

Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” — BARRON’S December 2010
Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year” — Morningstar
December 2010
Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge” — Investor’s Business Daily November 2010
Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010.
Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by
Andrew Tanzer — Kiplinger’s Personal Finance August 2010 Meridian Equity Income Fund featured in Hannah Hsu’s “Dividends Galore” — Louis
Rukeyser’s Mutual Funds July 2010
Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE — Louis Rukeyser’s
Mutual Funds June 2010
Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” — Kiplinger.com May 2010
Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” — Money Magazine February 2010
2009 Income and Capital Gain Distributions Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS
ARE...”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” — Kiplinger’s Personal Finance September 2009
Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” — Dow Jones Newswires September 2009
Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” -
Louis Rukeyser’s Mutual Funds June 2009
Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll” — Forbes Magazine February 2009
Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” — SmartMoney Magazine January 2009
Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.
The 2008 Wall Street Transcript interview with James England The 2007 Wall Street Transcript interview with Richard Aster
Meridian Growth Fund’s Rick Aster is profiled in Investor Relations Magazine’s “Consistency King” — IR Magazine September 2007
Meridian Growth Fund included in Kiplinger’s Mutual Funds 2007 Magazine’s “15 funds we love” — Kiplinger’s Mutual Funds 2007 Magazine Spring 2007
Meridian Growth Fund included in SmartMoney Magazine’s “The 35 Best Mutual Funds” — SmartMoney Magazine February 2007
Meridian Growth Fund included in Money Magazine’s “Money 70: The best mutual funds you can buy” — Money Magazine January 2007
Meridian Growth Fund included in Consumer Reports List of Top Funds — Consumer

Reports January 2007
The 2006 Wall Street Transcript interview with Jamie England Rick Aster added to Guru Hall of Fame list
The Wall Street Transcript interview with Richard Aster Meridian Value Fund included in New ‘superstar portfolio’ strategy — MarketWatch
September 11, 2006
Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years. Meridian Growth and Meridian Value Funds included in Money65 list — Money February
2006 Meridian Growth Fund included in Kiplinger’s TOP 15 Picks — Kiplinger’s Mutual Funds
2006 Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds — USA Today
March 3, 2006
Lipper Ranks Meridian Value Fund Number One (© 2006 REUTERS. Click for Restrictions)
Meridian Value Fund tops list in “SmartMoney Fund Screen/Long-Term Winners”
More Articles Featuring Meridian
© 2000-2010 Meridian Fund, Inc. All rights reserved. Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

MERDX
Meridian
Growth Fund is a no load, diversified
mutual fund and began operations on August 1,
1984. The primary objective of the fund is
to seek long-term growth of capital.
Meridian Growth invests primarily in growth
stocks, including those with small and medium
sized market values. Richard F. Aster, Jr. has
managed the fund since its inception.
Meridian Growth Fund featured in Kiplinger’s
Annual Fund Rankings, “And the Winners
Are...”. — Kiplinger’s
Personal Finance
September 2011
Meridian Growth Fund featured in The
Kiplinger 25 Update, “A Mid-Cap Manager Looks
Abroad For Growth”. -
Kiplinger’s Personal
Finance August 2011
Meridian Growth Fund featured in The Motley
fool’s, “Here’s what Meridian Growth Fund
Bought and Sold Last Quarter”. -
www.fool.com June 16, 2011
Meridian Growth Fund included in Ben Baden’s,
“50 Best Funds for the Everyday Investor”. -
money.usnews.com
June 1, 2011
Meridian Growth Fund featured in Marla Brill’s,
“Mining Mid-Cap Growth”. — Financial
Advisor Magazine June,
2011 Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.
Current performance may be lower or higher than the performance data quoted.
For the most recent performance, please call our shareholder services at 800-446-6662
Meridian Fund Page 1 of 4 http://www.meridianfund.com/merdx.cfm

Meridian Growth Fund mentioned in Tom
Sullivan’s, “A Mid-Cap Moment”. -
online.barrons.com
April, 2011
Meridian Growth Fund featured in Benjamin
Shepherd’s, “Resilient in Tragedy”. — LOUIS
RUKEYER’S MUTUAL
FUNDS April, 2011
Meridian Growth Fund included in Todd
Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds
Offering Growth Potential and Dividend
Support”. — MarketScope
Advisor March 29, 2011
Meridian Growth Fund featured in “This
Kiplinger 25 Fund Continues Its Long,
Winning Record”. -
Kiplinger.com March 23,
2011 Meridian Growth Fund
included in Esther Pak’s “Small- and Mid-Cap
Funds With Moats in the Making”. — Morningstar
March 10, 2011
Meridian Growth Fund ranks in Top Ten for 3
and 20 years performance for
midsize-company funds - Kiplinger’s Mutual
Funds 2011 Spring 2011 Morningstar Announces
Runner-Up Domestic- Stock Manager of the
Year: Richard F. Aster Jr. and William Tao
Meridian Growth Fund’s Richard Aster included in
Carolyn Bigda’s “Top Picks From Top Pros” -
Money Magazine
Investor’s Guide for
2011 January/February 2011
Meridian Growth Fund’s Richard Aster included in
Murray Coleman’s “3 Top-Ranked Funds Led
By Long-Tenured

Managers” — BARRON’S
December 2010
Meridian Growth Fund’s Richard Aster and
William Tao included in Russel Kinnel’s “Our Five
Nominees for Morningstar Domestic-
Stock Manager of the Year” — Morningstar
December 2010
Meridian Growth Fund featured in Jonah Keri’s
“Meridian Favors the Unassailable Edge” -
Investor’s Business Daily
November 2010
Meridian Growth Fund is the recipient of the
Standard & Poor’s Domestic Equity Mid Cap
Fund Gold Award for 2010.
Meridian Growth Fund profiled by U.S. News
Best Funds
Meridian Growth returns to The Kiplinger 25
“Welcome Back Meridian Growth” by Andrew
Tanzer — Kiplinger’s
Personal Finance August
2010 Meridian Growth Fund
featured in Hannah Hsu’s FUND UPDATE -
Louis Rukeyser’s Mutual
Funds June 2010
Meridian Growth replaces T. Rowe Price
Mid-Cap Growth, which is closing to new
investors, “Fund Watch: Farewell to a Kiplinger
25 Fund” — Kiplinger.com
May 2010
Meridian Growth Fund included in Money
Magazine’s “Money 70: Best Funds Through
Thick and Thin” — Money
Magazine February 2010
Meridian Growth Fund included in Kiplinger’s
Personal Finance “AND THE LEADERS ARE...”,
“Meridian Growth shows up on the Small and

Midsize Growth Funds winners list over one,
ten and twenty years” -
Kiplinger’s Personal
Finance September
2009 Meridian Growth Fund
mentioned in Dow Jones Newswires “Meridian
Growth Fund Goes Against The Tide” — Dow
Jones Newswires
September 2009
Meridian Growth Fund covered in Louis
Rukeyser’s Mutual Funds “Prime Meridian”
- Louis Rukeyser’s
Mutual Funds June 2009
Meridian Growth Fund ranked #6 in
SmartMoney Magazine’s “100 Best Time-Tested
Funds” — SmartMoney
Magazine January 2009
The 2007 Wall Street Transcript interview
with Richard Aster © 2000-2010 Meridian Fund, Inc. All rights reserved.
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

MERIDIAN FUND, INC.
July 6, 2011 To Our Shareholders:
Stocks experienced slight losses during the quarter ending June 30th. The primary concern is that the economic recovery may be losing steam. The S&P 500 declined 0.4%, the NASDAQ 0.3%
and the Russell 2000 1.9%. Among the best performing sectors were footwear, apparel, pharmaceutical, healthcare and biotechnology companies. Forest products, energy equipment, precious metal, coal and mineral companies were among the worst performing groups. The yield on the ten-year bond dropped from 3.4% to 3.16% during the quarter. The decline, in our opinion, reflects the slowing economy and a move toward safety.
The economy grew at a modest 2% rate in the first quarter and recent indicators haven’t been encouraging. Housing remains weak, there has been little job growth, consumer confidence is dropping and manufacturing growth is slowing. Neither the government’s so-called stimulus program nor the Federal Reserve’s zero interest rate policy has been effective in generating a solid recovery. This has been one of the slowest economic recoveries since World War II. Many U.S. companies are doing well but, unfortunately, are choosing primarily to expand and hire internationally. We believe that the economy will continue to experience moderate growth through the balance of the year and job growth will pick up, but not fast enough to make a meaningful dent in the unemployment rate. The rate of inflation and interest rates will move moderately higher by year end, in our opinion.
Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds consistently over an extended period of time.We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.
Richard F. Aster, Jr.
Meridian Equity Income Fund» (MEIFX)
The Meridian Equity Income Fund’s net asset value per share at June 30, 2011 was $10.61. This represents an increase of 7.4% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception January 31, 2005 were 35.0% and 4.8%, respectively. At the close of the quarter, total net assets were $35,643,598 and were invested
5.2% in cash and other assets net of liabilities and 94.8% in stocks. At the close of the quarter there were 564 shareholders in the Equity Income Fund.

Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above-average dividend yields, strong financial returns and that have, in our opinion, the ability to grow dividends. The severe downturn in the economy and corporate profits resulted in dividend cuts for companies which previously were considered safe. Dividends for good companies, however, have stabilized and are beginning to grow again, as the economy improves. The Fund is diversified with 60 holdings representing 60 different industry groups. At the end of the
June 2011 quarter, the portfolio’s average holding had a five-year average return on equity of 19.8% and an average dividend yield of 3.3%; both measures substantially higher than the average S&P 500 stock. The yield compares favorably also to the 3.2% yield on the ten-year Treasury bond. The average holding has a market capitalization of $35.1 billion, a debt ratio of
38.9% and earnings per share that are projected to increase 9.43% annually during the next several years.We believe these financial characteristics will lead to positive long-term returns for the Fund. During the quarter we purchased shares of International Paper, 3Mand Molson Coors Brewing
Company. We sold our positions in MeadWestvaco and Ryder System. Norfolk Southern Corp., a current holding, is one of the largest railroads in the United States, operating primarily in the Southeastern, Eastern and Midwestern United states. Freight includes consumer goods and industrial products, as well as general commodities such as agricultural goods, coal, petroleum and chemicals. The company provides logistic services and participates in the international markets through its intermodal network which accounts for 20% of revenues.
Norfolk has strong financial characteristics and growth prospects are good. The stock has done well but still yields 2.17%, which is above the S&P 500 average of 2.00%.
Meridian Growth Fund» (MERDX)
The Meridian Growth Fund’s net asset value per share at June 30, 2011 was $47.61. This represents an increase of 6.8% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception August 1, 1984 were 2,533.0% and 12.9%, respectively. At the close of the quarter, total net assets were $2,615,081,827 and were invested
5.0% in cash, cash equivalents and other assets net of liabilities and 95.0% in stocks. At the close of the quarter there were 88,526 shareholders in the Growth Fund. Our investment outlook and strategy haven’t changed. We purchased shares in Arcos Dorados and didn’t eliminate any positions during the quarter.We did, however, adjust the weightings of a number of our holdings. The portfolio is made up of small and medium-sized growth stocks which, on average, are reasonably valued, have solid growth prospects and good financial characteristics. We own fifty-six different positions and the heaviest areas of concentration remain technology, industrial and consumer stocks. It is interesting to note that 40% or more of the revenue of many of our companies is now generated internationally.
RPM International, a current holding, manufactures a diverse portfolio of coating and sealant products for the industrial and consumer segments. The company is a market leader globally in various product segments such as polymer flooring systems, corrosion control coatings, and latex caulk and sealants.RPMis benefiting from global infrastructure spending as its products are used in the construction of highways, bridges, and utility facilities, etc. The company sells products used in wind and solar power generation and the eventual recovery in housing and commercial construction will boost revenue also. RPM is expected to boost growth through acquisitions, international expansion, and new product launches. The company has an experienced management team with a strong track record. The shares sell at a reasonable valuation given the company’s balance sheet, financial returns and long-term growth prospects while offering an attractive 4% dividend yield.
The Meridian Growth Fund’s long term performance has earned several recent accolades. See In The News, below.
Meridian Value Fund» (MVALX)
The Meridian Value Fund’s net asset value per share at June 30, 2011 was $29.59. This represents an increase of 2.4% for the calendar year to date. The Fund’s total return and average annual compound rate of return since June 30, 1995 were 729.8% and 14.1%, respectively. The comparable period returns for the S&P 500 with dividends were 222.6% and 7.6%, respectively.
At the close of the quarter, total net assets were $869,311,976 and were invested 4.6% in cash, cash equivalents and other assets net of liabilities and 95.4% in stocks. At the close of the quarter there were 40,982 shareholders in the Value Fund. Our investment strategy remains unchanged. We continue to seek out-of-favor companies exemplified by an extended period of declining earnings. Over the past two years most earnings problems were related to poor economic conditions. During this period we invested in many high quality companies at attractive valuations. These are companies, in most cases, with leading and defensible market positions, high returns on invested capital, strong balance sheets and proven management teams. Many of these investments lagged the market during the strong rally off the 2009 market lows and continued to underperform in 2010 as the market favored smaller, higher growth companies. With some stability in the economy, we now see more companies that fit our strategy for company-specific reasons. These investments are the traditional strength and point of differentiation of the Meridian Value Fund. We are gradually shifting the portfolio to more of these investments and expect that this should bode well for a return to the Fund’s historically strong performance levels.We hold 55 positions, representing 34 industry groups.We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, retail and transportation. During the quarter we purchased shares of GATX, Hospira, Huron Consulting Group, ICON and International Speedway.We sold our positions in Forest Oil, Gen-Probe, Northern Trust and NVIDIA.
Costco, a current holding, is the leading warehouse club in the United States with additional locations in Canada, Mexico, the UK and parts of Asia. In an environment of sluggish consumer and small business spending, Costco’s ultra-low prices should drive traffic gains versus retail peers. Membership fees, which constitute the majority of the company’s profits, continue to grow through adding new members, up-selling higher fee memberships and periodic fee increases. Additionally, Costco is expanding its units at a measured pace with greater opportunities abroad.
The company has an excellent balance sheet and trades at a reasonable valuation, taking into consideration it’s over $11 in net cash per share, quality of management, leading competitive position and future growth.
In The News
• Meridian Growth Fund featured in The Motley Fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”. www.fool.com June 16, 2011
• Meridian Growth Fund included in Ben Baden’s, “50 Best Funds for the Everyday Investor”. money.usnews.com June 1, 2011
• Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”. Financial
Advisor Magazine June, 2011
• MeridianGrowth Fund mentioned in TomSullivan’s, “A Mid-CapMoment”. online.barrons.com
April, 2011
• Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”. LOUIS
RUKEYER’S MUTUAL FUNDS April, 2011
You can sign up for E-mail Alerts on our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds.
Miscellaneous
The Meridian Funds are no-load and there are no transaction fees or commissions charged when you purchase shares directly through our transfer agent, BNY Mellon Investment Servicing
(U.S.), Inc. This is a very cost-effective way to purchase shares of the Meridian Funds if you do not need the services of a broker-dealer or if you make multiple purchases.
The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a
Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of June 30, 2011 and are subject to change without notice.

Meridian Equity Income Fund
Summary of Portfolio Holdings
June 30, 2011
Portfolio Holdings by Category (% of total net assets)
Railroads 1.8% $629,412
Restaurants 1.8 623,968
Diversified Financial Services 1.7 608,971
Apparel Accessories & Luxury Goods 1.7 607,936
Food & Meats-Packaged 1.7 605,956
Media-Broadcasting & Cable TV 1.7 600,908
Pharmaceuticals 1.7 597,682
Insurance Brokers 1.7 597,123
Paper & Packaging 1.7 597,072
Retail 1.7 591,035
Publishing 1.7 590,931
Telecommunication Services-Integrated 1.7 589,880
Health Care Equipment & Supplies 1.6 586,520
Food Distributors 1.6 586,184
Metal & Glass Containers 1.6 585,270
Health Care Products . 1.6 584,962
Independent Power Producers & Energy 1.6 584,584
Industrial Machinery . 1.6 583,443
Industrial Conglomerates . 1.6 578,585
Oil & Gas-Storage & Transportation 1.6 575,610
Paper & Forest Products 1.6 575,526
Chemicals-Diversified . 1.6 572,930
REITs-Diversified 1.6 571,875
Construction & Engineering 1.6 571,302
Tobacco . 1.6 570,941
Soft Drinks . 1.6 569,946
Software & Services . 1.6 566,800
Leisure & Amusement 1.6 564,450
Insurance-Multi-Line . 1.6 563,490
Personal Products . 1.6 562,800
Home Improvement Retail .. 1.6 561,410
Electronic Equipment Manufacturing 1.6 559,209
Hypermarkets & Super Centers . .. 1.6 558,767
Aerospace & Defense 1.6 558,693
Chemicals-Specialty 1.6 554,782
Distribution & Wholesale . 1.6 554,064
Electric Utilities 1.6 553,817
Steel . . 1.5 552,348
Banking-Regional Banks 1.5 551,445
Insurance-Property & Casualty . .. 1.5 550,688
Semiconductors 1.5 549,695
Media . . 1.5 549,187
Electrical Components & Equipment . . 1.5 545,580
Health Care Technology . 1.5 543,273
Consumer Products-Household 1.5 542,464
Commercial Printing . 1.5 539,569
Asset Management & Custody Banks . . 1.5 538,784
Office Services & Supplies . 1.5 537,966
Brewers . 1.5 536,880
Energy 1.5 534,768
Data Processing & Outsourced Services . . 1.5 534,528
Apparel Retail . 1.5 532,376
Industrial 1.5 528,120
Air Freight & Logistics . 1.5 526,190
Computer Hardware . 1.5 524,069
Banking-Thrifts & Mortgage Finance 1.5 523,341
Household-Home Furnishings .. 1.5 522,342
Banking-Commercial . 1.4 516,372
Environmental Facilities & Services .. 1.4 513,953
Diversified Capital Markets 1.4 489,376
Cash & Other Assets, Less Liabilities . .. 5.2 1,863,450 100.0% $35,643,598

Meridian Growth Fund
Summary of Portfolio Holdings
June 30, 2011
Portfolio Holdings by Category (% of total net assets)
Tech-Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13.7% $357,763,816
Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12.0 315,254,998
Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.1 184,730,534
Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.4 140,320,771
Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.8 126,375,739
Banking-Commercial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.4 116,000,681
Brokerage & Money Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.9 101,833,007
Industrial Conglomerates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.9 101,174,917
Industrial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.7 98,363,662
Restaurants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.5 91,251,079
Building Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.1 80,786,104
Health Care Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.1 80,320,089
U.S. Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.1 79,999,200
Distribution & Wholesale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.7 70,818,239
Chemicals-Specialty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.3 61,410,684
Electronic Equipment Manufacturing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.3 59,631,690
Trucking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 57,237,895
Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 55,767,424
Flooring & Carpets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 55,424,761
Air Freight & Logistics . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 54,225,567
Consumer Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 52,645,005
Real Estate Management & Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 51,789,560
Furniture & Fixtures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 43,908,582
Health Care Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 39,097,996
Health Care Information Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 38,319,637
Cellular Communications . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 36,849,531
Automotive Wholesale Services. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.5 13,187,800
Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 50,592,859
100.0% $2,615,081,827

Meridian Value Fund
Summary of Portfolio Holdings
June 30, 2011
Portfolio Holdings by Category (% of total net assets)
Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8.1% $70,367,928
Industrial Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.0 61,089,229
Diversified Financial Services. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.5 56,521,257
Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.4 55,663,468
Industrial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.8 50,638,891
Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.5 47,931,938
Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.2 45,203,010
U.S. Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.5 29,999,700
Railroads . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.3 28,339,960
Industrial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.2 27,763,492
Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.0 26,413,175
Automotive Wholesale Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.9 24,981,175
Tech-Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.8 24,235,424
Utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.6 22,858,804
Household Appliances. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 21,722,354
Office Services & Supplies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.4 21,110,226
Transportation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.4 20,626,928
Home Improvement Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 19,298,487
Banking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 19,176,204
Air Freight & Logistics . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 16,972,780
Agriculture . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 16,183,674
Business Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 15,028,650
Trucking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 14,564,520
Storage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 14,034,031
Semiconductors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 13,892,445
Brokerage & Money Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 13,861,855
Environmental Facilities & Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 13,562,553
REITs-Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 13,282,800
Pharmaceuticals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.2 10,346,414
Aerospace & Defense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1 9,481,495
Banking-Commercial. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1 9,381,350
Consulting Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 8,570,577
Metals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 8,440,908
Health Care Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.9 8,269,560
Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1 9,496,714
100.0% $869,311,976

Meridian Fund, Inc.
Disclosure of Fund Expenses (Unaudited)
For the Six Month Period January 1, 2011 to June 30, 2011
We believe it is important for you to understand the impact of fees and expenses on your investment. All mutual funds have operating expenses. As a shareholder of the Fund, you incur ongoing costs, which generally include costs for portfolio management and administrative services, and other Fund expenses.
Operating expenses, which are deducted from a Fund’s gross income, directly reduce the investment return of the portfolio. A Fund’s expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period and assume reinvestment of all dividends and distributions. Beginning
Account Value 1/1/11
Ending Account Value
6/30/11 Expense
Ratio(1) Expenses
Paid During Period(2)
Actual Fund Return
(See explanation below) Meridian Equity Income Fund. . . . . . . . . . . . . . . . . $1,000.00 $1,073.90 1.25%(4) $6.43
Meridian Growth Fund . . . . . . . . . . . . . . . . . . . . . . $1,000.00 $1,067.80 0.80% $4.10 Meridian Value Fund . . . . . . . . . . . . . . . . . . . . . . . $1,000.00 $1,023.90 1.08% $5.42
Hypothetical 5% Return(3) (See explanation below)
Meridian Equity Income Fund. . . . . . . . . . . . . . . . . $1,000.00 $1,018.60 1.25%(4) $6.26
Meridian Growth Fund . . . . . . . . . . . . . . . . . . . . . . $1,000.00 $1,020.83 0.80% $4.01 Meridian Value Fund . . . . . . . . . . . . . . . . . . . . . . . $1,000.00 $1,019.44 1.08% $5.41
(1) Annualized, based on the Fund’s most recent fiscal half-year expenses. (2) Expenses are equal to the Fund’s annualized expense ratio multiplied by the average account value over the period, multiplied by
181, the number of days in the most recent fiscal half-year, then divided by 365. (3) Before expenses.
(4) See note 2 to Financial Statements.

Meridian Fund, Inc.
Disclosure of Fund Expenses (Unaudited) (continued)
For the Six Month Period January 1, 2011 to June 30, 2011
The table above illustrates your Fund’s costs in two ways: Actual Fund Return: This section helps you to estimate the actual expenses that you paid over the period. The “Ending Account Value” shown is derived from the Fund’s actual return, the third column shows the period’s annualized expense ratio, and the last column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund at the beginning of the period. You may use the information here, together with your account value, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value divided by
$1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period.”
Hypothetical 5% Return: This section is intended to help you compare your Fund’s costs with those of other mutual funds. It assumes that the Fund had a return of 5% before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the Fund’s actual return, the results do not apply to your investment. You can assess your Fund’s costs by comparing this 5% Return hypothetical example with the 5% Return hypothetical examples that appear in shareholder reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs such as short-term redemption and exchange fees or sales and service charges you may pay third party broker/dealers. Had these transactional costs been included, your costs would have been higher. Therefore, the hypothetical section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

Management’s Discussion of Meridian Equity Income Fund»
Performance
During the fiscal year ended June 30, 2011, the Meridian Equity Income Fund gained 27.30% compared to a gain of 30.69% for the S&P 500 with reinvested dividends, a gain of 37.41% for the Russell 2000 and a gain of 31.49% for the NASDAQ. The Equity Income Fund is highly diversified. During the period the Fundwas invested in companies individually comprising 73 sectors. During the period each sector holding was typically weighted between 1.50% and 1.75% of net assets. As a result of this strategy one sector cannot move the performance dramatically in any direction.
The Fund’s strongest performance was from companies in the household appliances, electric components& equipment, industrial machinery, energy, apparel accessories & luxury and diversified chemicals sectors.
The Fund’s weakest performance was from companies in the thrift & mortgage banking, property & casualty insurance, commercial banking and electric utilities sectors.
The Fund strategy emphasizes investments in companies that typically pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future.
Value of $10,000 invested in the Meridian Equity Income Fund and the S&P 500 Index
$12,769 $13,499
1/31/05* 6/30/10 12/31/10 6/30/11 Meridian Equity Income Fund
Average Annual Total Return One Year
Five Years Since Inception
27.30% 3.83%
4.79% Meridian Equity Income Fund
S&P 500 Index $6,000
$7,000 $8,000
$9,000 $10,000
$11,000 $12,000
$13,000 $15,000
$14,000 6/30/05 12/31/05 6/30/06 12/31/06 6/30/07 12/31/07 6/30/08 12/31/08 6/30/09 12/31/09
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares and do not reflect the imposition of a 2%redemption fee on shares held 60 days or less to deter market timers. If reflected, the taxes and fees would reduce the performance quoted. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. * Inception date.

Management’s Discussion of Meridian Growth Fund»
Performance
During the fiscal year ended June 30, 2011, the Meridian Growth Fund gained 40.51% compared to a gain of 30.69% for the S&P 500 with reinvested dividends, a gain of 37.41% for the Russell 2000 and a gain of
31.49% for the NASDAQ. The Growth Fund’s performance reflected the strength of our holdings during the period in the technology, retail and energy sectors (representing approximately twenty-two, eleven and five percent of total portfolio holdings, respectively), as well as the performance of individual stocks that may be the only issue we own in a particular sector. Two sectors under-performed, commercial banking and restaurants, along with single holdings in the flooring & carpets and REIT sectors (all together comprising approximately six percent of the total portfolio). The remaining industry sectors all contributed to positive performance.
Value of $10,000 invested in the Meridian Growth Fund, the Russell 2000 Index and the S&P 500 Index
6/30/01 6/30/02 6/30/03 6/30/04 6/30/05 6/30/06 6/30/07 6/30/08 6/30/09 6/30/10 6/30/11 $23,318
$18,367 $13,075
$0 $10,000
$20,000 $30,000
$40,000 40.51%
9.03% 8.84%
Meridian Growth Fund Average Annual Total Return
One Year Five Years
Ten Years Russell 2000 Index
S&P 500 Index Meridian Growth Fund
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares and do not reflect the imposition of a 2%redemption fee on shares held 60 days or less to deter market timers. If reflected, the taxes and fees would reduce the performance quoted. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

Management’s Discussion of Meridian Value Fund»
Performance
During the fiscal year ended June 30, 2011, the Meridian Value Fund gained 30.13% compared to a gain of
30.69% for the S&P 500 with reinvested dividends, a gain of 37.41% for the Russell 2000 and a gain of
31.49% for the NASDAQ. The Value Fund’s performance reflected the strength of our holdings in the technology, leisure&amusement, retail, industrial services and diversified financial services sectors (together representing approximately thirty-nine percent of total portfolio holdings), as well as the performance of individual stocks that may comprise the only holding in a particular sector. This was offset primarily by relative weakness in banking, metals and trucking sector holdings, along with weakness in individual stocks in sectors including utilities and storage that represent the only issue we may own in a particular sector. The Meridian Value Fund’s strategy is to invest in stocks, across a range of market capitalizations, which the
Investment Adviser believes are undervalued in relation to the issuer’s long-term earnings power, asset value and/or the stock market in general. Investments include both smaller company equities and mid-to-large capitalization stocks. Based on this strategy, the Fund’s average compounded annual return for the ten-year period from June 30, 2001 to June 30, 2011was a 6.38% gain compared to a 2.72% gain for the S&P 500,with reinvested dividends. TheMeridian Value Fund’s average compounded annual return from inception to June 30,
2011 was a gain of 13.12%, compared to a gain of 8.54% for the S&P 500,with reinvested dividends. (Inception date: February 10, 1994. Prior to June 30, 1995 the Value Fund’s cash position was approximately 50%, as the
Fund was in the start-up process of becoming fully invested).
Value of $10,000 invested in the Meridian Value Fund and the S&P 500 Index
Meridian Value Fund Average Annual Total Return
One Year Five Years
Ten Years 30.13%
4.15% 6.38%
$18,556 $13,075
Meridian Value Fund S&P 500 Index
6/30/01 6/30/02 6/30/03 6/30/04 6/30/05 6/30/06 6/30/07 6/30/08 6/30/09 6/30/10 6/30/11 $0
$10,000 $20,000
$30,000
$40,000 Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares and do not reflect the imposition of a 2%redemption fee on shares held 60 days or less to deter market timers. If reflected, the taxes and fees would reduce the performance quoted. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

Meridian Equity Income Fund
Schedule of Investments
June 30, 2011
Shares Value COMMON STOCKS — 94.8%
AEROSPACE & DEFENSE — 1.6% Lockheed Martin Corp. . . . . . . . 6,900 $558,693
AIR FREIGHT & LOGISTICS — 1.5% United Parcel Service, Inc.
Class B . . . . . . . . . . . . . . . . 7,215 526,190 APPAREL ACCESSORIES & LUXURY GOODS — 1.7%
VF Corp. . . . . . . . . . . . . . . . . 5,600 607,936 APPAREL RETAIL — 1.5%
American Eagle Outfitters, Inc. . . . 41,755 532,376 ASSET MANAGEMENT & CUSTODY BANKS — 1.5%
Federated Investors, Inc. Class B . . 22,600 538,784 BANKING-COMMERCIAL — 1.4%
Bank of Hawaii Corp. . . . . . . . . 11,100 516,372 BANKING-REGIONAL BANKS — 1.5%
Cullen/Frost Bankers, Inc. . . . . . . 9,700 551,445 BANKING-THRIFTS & MORTGAGE FINANCE — 1.5%
Hudson City Bancorp, Inc. . . . . . 63,900 523,341 BREWERS — 1.5%
Molson Coors Brewing Co. Class B . . . . . . . . . . . . . . . . 12,000 536,880
CHEMICALS-DIVERSIFIED — 1.6% EI du Pont de Nemours & Co. . . . 10,600 572,930
CHEMICALS-SPECIALTY — 1.6% RPM International, Inc. . . . . . . . 24,100 554,782
Shares Value COMMERCIAL PRINTING — 1.5%
R. R. Donnelley & Sons Co. . . . . 27,515 $539,569 COMPUTER HARDWARE — 1.5%
Diebold, Inc. . . . . . . . . . . . . . . 16,900 524,069 CONSTRUCTION & ENGINEERING — 1.6%
Mine Safety Appliances Co. . . . . . 15,300 571,302 CONSUMER PRODUCTS-HOUSEHOLD — 1.5%
Kimberly-Clark Corp. . . . . . . . . 8,150 542,464 DATA PROCESSING & OUTSOURCED SERVICES — 1.5%
Paychex, Inc. . . . . . . . . . . . . . . 17,400 534,528 DISTRIBUTION & WHOLESALE — 1.6%
Genuine Parts Co. . . . . . . . . . . . 10,185 554,064 DIVERSIFIED CAPITAL MARKETS — 1.4%
NYSE Euronext . . . . . . . . . . . . 14,280 489,376 DIVERSIFIED FINANCIAL SERVICES — 1.7%
Broadridge Financial Solutions, Inc. . . . . . . . . . . . . . . . . . . 25,300 608,971
ELECTRICAL COMPONENTS & EQUIPMENT — 1.5% Hubbell, Inc. Class B . . . . . . . . . 8,400 545,580
ELECTRIC UTILITIES — 1.6% PPL Corp. . . . . . . . . . . . . . . . . 19,900 553,817
ELECTRONIC EQUIPMENT MANUFACTURING — 1.6% Molex, Inc. . . . . . . . . . . . . . . . 21,700 559,209
ENERGY — 1.5% Chevron Corp. . . . . . . . . . . . . . 5,200 534,768

The accompanying notes are an integral part of the financial statements.
Shares Value COMMON STOCKS (continued)
ENVIRONMENTAL FACILITIES & SERVICES — 1.4% Waste Management, Inc. . . . . . . . 13,790 $513,953
FOOD DISTRIBUTORS — 1.6% SYSCO Corp. . . . . . . . . . . . . . 18,800 586,184
FOOD & MEATS-PACKAGED — 1.7% Kraft Foods, Inc. Class A . . . . . . . 17,200 605,956
HEALTH CARE EQUIPMENT & SUPPLIES — 1.6% Hillenbrand, Inc. . . . . . . . . . . . 24,800 586,520
HEALTH CARE PRODUCTS — 1.6% Baxter International, Inc. . . . . . . 9,800 584,962
HEALTH CARE TECHNOLOGY — 1.5% Medtronic, Inc. . . . . . . . . . . . . 14,100 543,273
HOME IMPROVEMENT RETAIL — 1.6% Home Depot, Inc. . . . . . . . . . . . 15,500 561,410
HOUSEHOLD-HOME FURNISHINGS — 1.5% Leggett & Platt, Inc. . . . . . . . . . 21,425 522,342
HYPERMARKETS & SUPER CENTERS — 1.6% Wal-Mart Stores, Inc. . . . . . . . . . 10,515 558,767
INDEPENDENT POWER PRODUCERS & ENERGY — 1.6%
Constellation Energy Group, Inc. . . 15,400 584,584 INDUSTRIAL — 1.5%
Harsco Corp. . . . . . . . . . . . . . . 16,200 528,120 INDUSTRIAL CONGLOMERATES — 1.6%
3M Co. . . . . . . . . . . . . . . . . . 6,100 578,585 Shares Value
INDUSTRIAL MACHINERY — 1.6% Eaton Corp. . . . . . . . . . . . . . . 11,340 $583,443
INSURANCE BROKERS — 1.7% Willis Group Holdings Plc (United
Kingdom) . . . . . . . . . . . . . . . 14,525 597,123 INSURANCE-MULTI-LINE — 1.6%
Chubb Corp. . . . . . . . . . . . . . . 9,000 563,490 INSURANCE-PROPERTY & CASUALTY — 1.5%
Mercury General Corp. . . . . . . . . 13,945 550,688 LEISURE & AMUSEMENT — 1.6%
Carnival Corp. . . . . . . . . . . . . . 15,000 564,450 MEDIA — 1.5%
Time Warner, Inc. . . . . . . . . . . . 15,100 549,187 MEDIA-BROADCASTING & CABLE TV — 1.7%
Time Warner Cable, Inc. . . . . . . . 7,700 600,908 METAL & GLASS CONTAINERS — 1.6%
Greif, Inc. Class A . . . . . . . . . . . 9,000 585,270 OFFICE SERVICES & SUPPLIES — 1.5%
Pitney Bowes, Inc. . . . . . . . . . . . 23,400 537,966 OIL & GAS-STORAGE & TRANSPORTATION — 1.6%
Spectra Energy Corp. . . . . . . . . . 21,000 575,610 PAPER & FOREST PRODUCTS — 1.6%
International Paper Co. . . . . . . . . 19,300 575,526 PAPER & PACKAGING — 1.7%
Sonoco Products Co. . . . . . . . . . 16,800 597,072

The accompanying notes are an integral part of the financial statements.
Meridian Equity Income Fund
Schedule of Investments (continued)
June 30, 2011
Shares Value COMMON STOCKS (continued)
PERSONAL PRODUCTS — 1.6% Avon Products, Inc. . . . . . . . . . . 20,100 $562,800
PHARMACEUTICALS — 1.7% Johnson & Johnson . . . . . . . . . . 8,985 597,682
PUBLISHING — 1.7% McGraw-Hill Cos., Inc. (The) . . . . 14,100 590,931
RAILROADS — 1.8% Norfolk Southern Corp. . . . . . . . 8,400 629,412
REITS-DIVERSIFIED — 1.6% Kimco Realty Corp. REIT . . . . . . 30,680 571,875
RESTAURANTS — 1.8% McDonald’s Corp. . . . . . . . . . . . 7,400 623,968
RETAIL — 1.7% Mattel, Inc. . . . . . . . . . . . . . . . 21,500 591,035
SEMICONDUCTORS — 1.5% Microchip Technology, Inc. . . . . . 14,500 549,695
Shares Value SOFT DRINKS — 1.6%
Coca-Cola Co. (The) . . . . . . . . . 8,470 $569,946 SOFTWARE & SERVICES — 1.6%
Microsoft Corp. . . . . . . . . . . . . 21,800 566,800 STEEL — 1.5%
Nucor Corp. . . . . . . . . . . . . . . 13,400 552,348 TELECOMMUNICATION SERVICES-INTEGRATED — 1.7%
AT&T, Inc. . . . . . . . . . . . . . . . 18,780 589,880 TOBACCO — 1.6%
Reynolds American, Inc. . . . . . . . 15,410 570,941 TOTAL INVESTMENTS — 94.8%
(Cost $29,966,974) . . . . . . . . . . 33,780,148 CASH AND OTHER ASSETS, LESS
LIABILITIES — 5.2% . . . . . . . . . . . . . . . . . . . 1,863,450 NET ASSETS — 100.0% . . . . . . . . . . . . . . . . . . . $35,643,598
REIT — Real Estate Investment Trust

The accompanying notes are an integral part of the financial statements.
Meridian Equity Income Fund
Schedule of Investments (continued)
June 30, 2011
Meridian Growth Fund
Schedule of Investments
June 30, 2011
Shares Value COMMON STOCKS — 95.0%
AIR FREIGHT & LOGISTICS — 2.1% Expeditors International of
Washington, Inc. . . . . . . . . 1,059,300 $54,225,567 AUTOMOTIVE WHOLESALE SERVICES — 0.5%
Copart, Inc.* . . . . . . . . . . . 283,000 13,187,800 BANKING-COMMERCIAL — 4.4%
Bank of Hawaii Corp. . . . . . . 1,072,300 49,883,396 CVB Financial Corp. . . . . . . 1,361,200 12,591,100
East West Bancorp, Inc. . . . . . 2,648,500 53,526,185 116,000,681
BROKERAGE & MONEY MANAGEMENT — 3.9% Affiliated Managers Group,
Inc.* . . . . . . . . . . . . . . . 508,000 51,536,600 T. Rowe Price Group, Inc. . . . 833,550 50,296,407
101,833,007 BUILDING PRODUCTS — 3.1%
Lumber Liquidators Holdings, Inc.* . . . . . . . . . . . . . . . 959,600 24,373,840
Valspar Corp. . . . . . . . . . . . 1,564,400 56,412,264 80,786,104
CELLULAR COMMUNICATIONS — 1.4% SBA Communications Corp.
Class A* . . . . . . . . . . . . . 964,900 36,849,531 CHEMICALS-SPECIALTY — 2.3%
RPM International, Inc. . . . . . 2,667,710 61,410,684 CONSUMER SERVICES — 2.0%
Rollins, Inc. . . . . . . . . . . . . 2,583,170 52,645,005 DISTRIBUTION & WHOLESALE — 2.7%
United Stationers, Inc. . . . . . . 1,122,800 39,780,804 Watsco, Inc. . . . . . . . . . . . . 456,500 31,037,435
70,818,239 Shares Value
ELECTRONIC EQUIPMENT MANUFACTURING — 2.3% AMETEK, Inc. . . . . . . . . . . 1,328,100 $59,631,690
ENERGY — 5.4% Continental Resources, Inc.* . . 475,700 30,877,687
Core Laboratories NV (Netherlands) . . . . . . . . . . 346,000 38,592,840
FMC Technologies, Inc.* . . . . 736,160 32,972,606 Noble Energy, Inc. . . . . . . . . 422,600 37,877,638
140,320,771 FLOORING & CARPETS — 2.1%
Mohawk Industries, Inc.* . . . . 923,900 55,424,761 FURNITURE & FIXTURES — 1.7%
Herman Miller, Inc. . . . . . . . 1,613,100 43,908,582 HEALTH CARE INFORMATION SERVICES — 1.5%
Cerner Corp.* . . . . . . . . . . . 627,060 38,319,637 HEALTH CARE PRODUCTS — 3.1%
DENTSPLY International, Inc. . . . . . . . . . . . . . . . . 1,352,900 51,518,432
Edwards Lifesciences Corp.* . . 330,370 28,801,657 80,320,089
HEALTH CARE TECHNOLOGY — 1.5% IDEXX Laboratories, Inc.* . . . 504,100 39,097,996
INDUSTRIAL CONGLOMERATES — 3.9% Cooper Industries Plc . . . . . . 846,800 50,528,556
Pall Corp. . . . . . . . . . . . . . 900,700 50,646,361 101,174,917
INDUSTRIAL SERVICES — 3.7% Ritchie Bros. Auctioneers, Inc.
(Canada) . . . . . . . . . . . . . 1,243,600 34,186,564 Waste Connections, Inc. . . . . . 2,022,600 64,177,098
98,363,662

The accompanying notes are an integral part of the financial statements.
Shares Value COMMON STOCKS (continued)
INSURANCE BROKERS — 4.8% Brown & Brown, Inc. . . . . . . 2,251,850 $57,782,471
Willis Group Holdings Plc (United Kingdom) . . . . . . . 1,668,530 68,593,268
126,375,739 LEISURE & AMUSEMENT — 2.1%
Royal Caribbean Cruises, Ltd.* . . . . . . . . . . . . . . . 1,481,600 55,767,424
REAL ESTATE MANAGEMENT & SERVICES — 2.0% Jones Lang LaSalle, Inc. . . . . . 549,200 51,789,560
RESTAURANTS — 3.5% Arcos Dorados Holdings, Inc.
Class A* (Argentina) . . . . . 2,468,940 52,069,945 Cracker Barrel Old Country
Store, Inc. . . . . . . . . . . . . 794,588 39,181,134 91,251,079
RETAIL — 12.0% Bed Bath & Beyond, Inc.* . . . 1,048,700 61,212,619
CarMax, Inc.* . . . . . . . . . . . 1,290,950 42,691,716 Coach, Inc. . . . . . . . . . . . . 928,900 59,384,577
Family Dollar Stores, Inc. . . . . 719,700 37,827,432 Mattel, Inc. . . . . . . . . . . . . 2,134,700 58,682,903
PetSmart, Inc. . . . . . . . . . . . 1,222,300 55,455,751 315,254,998
TECHNOLOGY — 7.1% Autodesk, Inc.* . . . . . . . . . . 1,123,500 43,367,100
Netscout Systems, Inc.* . . . . . 974,600 20,359,394 Open Text Corp.* (Canada) . . 408,700 26,164,974
Trimble Navigation, Ltd.* . . . 1,060,800 42,050,112 Zebra Technologies Corp.
Class A* . . . . . . . . . . . . . 1,251,813 52,788,954 184,730,534
Shares Value TECH-SOFTWARE — 13.7%
Advent Software, Inc.*. . . . . . 1,575,476 $44,381,159 Blackbaud, Inc. . . . . . . . . . . 1,748,900 48,479,508
BMC Software, Inc.* . . . . . . . 933,200 51,046,040 Citrix Systems, Inc.* . . . . . . . 375,600 30,048,000
MICROS Systems, Inc.* . . . . . 1,021,600 50,783,736 Nuance Communications,
Inc.* . . . . . . . . . . . . . . . 1,525,100 32,743,897 Solera Holdings, Inc. . . . . . . 1,001,100 59,225,076
Teradata Corp.*. . . . . . . . . . 682,000 41,056,400 357,763,816
TRUCKING — 2.2% J.B. Hunt Transport Services,
Inc. . . . . . . . . . . . . . . . . 1,215,500 57,237,895 TOTAL COMMON STOCKS — 95.0%
(Cost $1,860,210,672) . . . . . . . . . . . . . . . . 2,484,489,768 U.S. GOVERNMENT OBLIGATIONS — 3.1%
U.S. Treasury Bill @ .036%** due 09/08/11
(Face Value $80,000,000) . . . . . . . . . . . 79,999,200 TOTAL U.S. GOVERNMENT OBLIGATIONS
(Cost $79,994,633) . . . . . . . . . . . . . . . . . . 79,999,200 TOTAL INVESTMENTS — 98.1%
(Cost $1,940,205,305) . . . . . . . . . . . . . . . . 2,564,488,968 CASH AND OTHER ASSETS, LESS
LIABILITIES — 1.9% . . . . . . . . . . . . . . . . . 50,592,859 NET ASSETS — 100.0% . . . . . . . . . . . . . . . . . $2,615,081,827 * Non-income producing securities
** Annualized yield at date of purchase
The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Schedule of Investments (continued)
June 30, 2011
Meridian Value Fund
Schedule of Investments
June 30, 2011
Shares Value COMMON STOCKS — 95.4%
AEROSPACE & DEFENSE — 1.1% Orbital Sciences
Corp.* . . . . . . . . . . 562,700 $9,481,495 AGRICULTURE — 1.9%
Monsanto Co. . . . . . . . 223,100 16,183,674 AIR FREIGHT & LOGISTICS — 1.9%
UTi Worldwide, Inc. . . . 862,000 16,972,780 AUTOMOTIVE WHOLESALE SERVICES — 2.9%
LKQ Corp.* . . . . . . . . 957,500 24,981,175 BANKING — 2.2%
Wells Fargo & Co. . . . 683,400 19,176,204 BANKING-COMMERCIAL — 1.1%
CVB Financial Corp. . . 1,014,200 9,381,350 BROKERAGE & MONEY MANAGEMENT — 1.6%
TD Ameritrade Holding Corp. . . . . . . . . . . . 710,500 13,861,855
BUSINESS SERVICES — 1.7% Cintas Corp. . . . . . . . . 455,000 15,028,650
CONSULTING SERVICES — 1.0% Huron Consulting
Group, Inc.* . . . . . . 283,700 8,570,577 DIVERSIFIED FINANCIAL SERVICES — 6.5%
Broadridge Financial Solutions, Inc. . . . . . 997,900 24,019,453
Equifax, Inc. . . . . . . . . 544,700 18,911,984 Heartland Payment
Systems, Inc. . . . . . . 659,700 13,589,820 56,521,257
Shares Value ENERGY — 5.2%
Apache Corp. . . . . . . . 77,500 $9,562,725 EOG Resources, Inc. . . 216,700 22,655,985
Ultra Petroleum Corp.* . . . . . . . . . . 283,500 12,984,300
45,203,010 ENVIRONMENTAL FACILITIES & SERVICES — 1.6%
Waste Management, Inc. . . . . . . . . . . . . 363,900 13,562,553
HEALTH CARE SERVICES — 0.9% ICON Plc ADR*
(Ireland) . . . . . . . . . 351,000 8,269,560 HOME IMPROVEMENT RETAIL — 2.2%
Sherwin-Williams Co. (The) . . . . . . . . . . . 230,100 19,298,487
HOUSEHOLD APPLIANCES — 2.5% Stanley Black & Decker,
Inc. . . . . . . . . . . . . 301,490 21,722,354 INDUSTRIAL — 3.2%
Aecon Group, Inc. (Canada) . . . . . . . . . 521,800 4,371,553
Curtiss-Wright Corp. . . 214,100 6,930,417 Flowserve Corp. . . . . . 149,800 16,461,522
27,763,492 INDUSTRIAL PRODUCTS — 7.0%
Cummins, Inc. . . . . . . 84,400 8,734,556 General Cable Corp.* . . 280,400 11,939,432
Lincoln Electric Holdings, Inc. . . . . . 495,000 17,745,750
Sealed Air Corp. . . . . . 952,900 22,669,491 61,089,229

The accompanying notes are an integral part of the financial statements.
Shares Value COMMON STOCKS (continued)
INDUSTRIAL SERVICES — 5.8% Nalco Holdings Co. . . . 618,300 $17,194,923
Ritchie Bros. Auctioneers, Inc.
(Canada) . . . . . . . . . 425,700 11,702,493 W.W. Grainger, Inc. . . . 141,500 21,741,475
50,638,891 INSURANCE BROKERS — 3.0%
Willis Group Holdings Plc (United
Kingdom) . . . . . . . . 642,500 26,413,175 LEISURE & AMUSEMENT — 6.4%
Bally Technologies, Inc.* . . . . . . . . . . . . 282,800 11,504,304
Carnival Corp. . . . . . . 580,500 21,844,215 International Speedway
Corp. Class A. . . . . . 180,600 5,130,846 Polaris Industries,
Inc. . . . . . . . . . . . . 154,575 17,184,103 55,663,468
METALS — 1.0% Newmont Mining
Corp. . . . . . . . . . . . 156,400 8,440,908 OFFICE SERVICES & SUPPLIES — 2.4%
Steelcase, Inc. Class A . . 1,853,400 21,110,226 PHARMACEUTICALS — 1.2%
BioMarin Pharmaceutical,
Inc.* . . . . . . . . . . . . 348,800 9,490,848 Hospira, Inc.* . . . . . . . 15,100 855,566
10,346,414 RAILROADS — 3.3%
GATX Corp. . . . . . . . 208,000 7,720,960 Union Pacific Corp. . . . 197,500 20,619,000
28,339,960 Shares Value
REITS-DIVERSIFIED — 1.5% Host Hotels & Resorts,
Inc. REIT . . . . . . . . 783,646 $13,282,800 RETAIL — 8.1%
Costco Wholesale Corp. . . . . . . . . . . . 310,700 25,241,268
Kohl’s Corp. . . . . . . . . 410,600 20,534,106 Mattel, Inc. . . . . . . . . 894,600 24,592,554
70,367,928 SEMICONDUCTORS — 1.6%
Power Integrations, Inc. . . . . . . . . . . . . 361,500 13,892,445
STORAGE — 1.6% Mobile Mini, Inc.* . . . . 662,295 14,034,031
TECHNOLOGY — 5.5% Autodesk, Inc.* . . . . . . 449,800 17,362,280
eBay, Inc.* . . . . . . . . . 283,200 9,138,864 Zebra Technologies
Corp. Class A* . . . . . 508,200 21,430,794 47,931,938
TECH-SOFTWARE — 2.8% Citrix Systems, Inc.* . . . 137,950 11,036,000
Compuware Corp.* . . . 1,352,400 13,199,424 24,235,424
TRANSPORTATION — 2.4% Alexander & Baldwin,
Inc. . . . . . . . . . . . . 428,300 20,626,928 TRUCKING — 1.7%
Heartland Express, Inc. . . . . . . . . . . . . 879,500 14,564,520
The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments (continued)
June 30, 2011
Shares Value COMMON STOCKS (continued)
UTILITIES — 2.6% Hawaiian Electric
Industries, Inc. . . . . . 950,075 $22,858,804 TOTAL COMMON STOCKS — 95.4%
(Cost $651,193,318) . . . . . . . . . . . 829,815,562 U.S. GOVERNMENT OBLIGATIONS — 3.5%
U.S. Treasury Bill @ .036%** due 09/08/11
(Face Value $30,000,000) . . . . . . 29,999,700 TOTAL U.S. GOVERNMENT
OBLIGATIONS (Cost $29,997,988) . . . . . . . . . . . . . 29,999,700
TOTAL INVESTMENTS — 98.9% (Cost $681,191,306). . . . . . . . . . . . . 859,815,262
CASH AND OTHER ASSETS, LESS LIABILITIES — 1.1% . . . . . . . . . . . . . 9,496,714
NET ASSETS — 100.0% . . . . . . . . . . . . $869,311,976 ADR — American Depository Receipt
REIT — Real Estate Investment Trust * Non-income producing securities
** Annualized yield at date of purchase

The accompanying notes are an integral part of the financial statements.
Meridian Value Fund
Schedule of Investments (continued)
June 30, 2011
Meridian Fund, Inc.
Statements of Assets and Liabilities
June 30, 2011
Equity Income Fund Growth Fund Value Fund
ASSETS Investments (Cost $29,966,974, $1,940,205,305 and
$681,191,306, respectively) . . . . . . . . . . . . . . . . . . . . $33,780,148 $2,564,488,968 $859,815,262
Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,744,122 47,127,697 10,511,174
Receivable for: Capital shares purchased. . . . . . . . . . . . . . . . . . . . . . 14,050 2,919,040 33,992
Securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45,431 2,237,038 4,134,360
Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 79,575 1,808,474 887,532 Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 72 3,180 832
Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36,230 8,988 4,616 TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . 35,699,628 2,618,593,385 875,387,768
LIABILITIES Payable for:
Capital shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . — 1,809,150 1,540,238 Securities purchased . . . . . . . . . . . . . . . . . . . . . . . . . 8,616 — 3,740,251
Accrued expenses: Investment advisory fees . . . . . . . . . . . . . . . . . . . . . . 31,987 1,561,057 700,976
Professional fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11,037 79,923 63,099 Directors’ fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 113 — 170
Other payables and accrued expenses . . . . . . . . . . . . . 4,277 61,428 31,058 TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . . 56,030 3,511,558 6,075,792
NET ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $35,643,598 $2,615,081,827 $869,311,976
Capital shares issued and outstanding, par value $0.01 (500,000,000, 500,000,000 and 500,000,000 shares authorized, respectively) . . . . . . . . . . . . . . . . . . . . . . . . 3,358,022 54,931,993 29,376,767
Net asset value per share (offering and redemption price) . . $10.61 $47.61 $29.59 Net Assets consist of:
Paid in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $36,989,887 $1,841,230,567 $915,076,865
Accumulated net realized gain (loss) . . . . . . . . . . . . . . . (5,628,073) 148,874,812 (227,645,228)
Net unrealized appreciation on investments . . . . . . . . . . 3,813,174 624,283,663 178,623,956 Undistributed net investment income . . . . . . . . . . . . . . . 468,610 692,785 3,256,383
$35,643,598 $2,615,081,827 $869,311,976

The accompanying notes are an integral part of the financial statements.
Meridian Fund, Inc.
Statements of Operations
For the Year Ended June 30, 2011
Equity Income Fund Growth Fund Value Fund
INVESTMENT INCOME Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $1,006,261 $20,435,437 $12,902,363
Foreign tax withholding . . . . . . . . . . . . . . . . . . . . . . . . . . — (32,562) (12,108) Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 792 87,383 42,188
Total investment income . . . . . . . . . . . . . . . . . . . . . . . 1,007,053 20,490,258 12,932,443
EXPENSES Investment advisory fees . . . . . . . . . . . . . . . . . . . . . . . . . . 284,003 15,602,035 8,885,478
Custodian fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,869 152,463 82,824
Directors’ fees and expenses. . . . . . . . . . . . . . . . . . . . . . . . 730 25,351 13,407 Pricing fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25,917 194,638 99,756
Professional fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31,154 143,326 93,859
Registration and filing fees. . . . . . . . . . . . . . . . . . . . . . . . . 20,998 36,468 40,220 Reports to shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,285 151,110 51,100
Transfer agent fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12,166 459,106 393,133
Miscellaneous expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,256 28,297 16,046 Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 384,378 16,792,794 9,675,823
Fees waived by Adviser (Note 2) . . . . . . . . . . . . . . . . . . . . (1,193) — — Net expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 383,185 16,792,794 9,675,823
Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . 623,868 3,697,464 3,256,620
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS
Net realized gain on investments . . . . . . . . . . . . . . . . . . . . 1,390,957 183,214,046 115,450,037
Net change in unrealized appreciation/depreciation on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,992,670 431,052,677 110,782,863
Net realized and unrealized gain on investments . . . . . . . . . 6,383,627 614,266,723 226,232,900 NET INCREASE IN NET ASSETS RESULTING FROM
OPERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $7,007,495 $617,964,187 $229,489,520 The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Changes in Net Assets
Year Ended June 30, 2011
Year Ended June 30, 2010
Year Ended June 30, 2011
Year Ended June 30, 2010
Equity Income Fund Growth Fund OPERATIONS
Net investment income . . . . . . . . . . . . . . . $623,868 $572,347 $3,697,464 $3,355,721 Net realized gain on investments . . . . . . . . 1,390,957 134,812 183,214,046 60,595,810
Net change in unrealized appreciation/depreciation on
investments . . . . . . . . . . . . . . . . . . . . . 4,992,670 4,752,277 431,052,677 200,490,358 Net increase in net assets from operations . . . . . . . . . . . . . . . . . . . . 7,007,495 5,459,436 617,964,187 264,441,889 DISTRIBUTIONS TO SHAREHOLDERS
Distributions from ordinary income . . . . . . (617,600) (560,148) (3,004,679) (5,002,954) Distributions from net realized capital gains . . . . . . . . . . . . . . . . . . . . . . . . . . — — (345,185) — Distributions of Paid-in-Capital . . . . . . . . . — — — (812,370)
Net distributions . . . . . . . . . . . . . . . . . (617,600) (560,148) (3,349,864) (5,815,324) CAPITAL SHARE TRANSACTIONS
Proceeds from sales of shares . . . . . . . . . . 4,344,602 916,172 944,903,617 231,057,644 Reinvestment of distributions . . . . . . . . . . 611,890 555,528 3,175,566 5,531,275
Redemption fees . . . . . . . . . . . . . . . . . . . 218 4 237,068 33,340 Less: redemptions of shares. . . . . . . . . . . . (639,833) (2,153,472) (386,114,353) (254,639,438)
Increase (decrease) resulting from capital share transactions . . . . . . . . . . . . . . . 4,316,877 (681,768) 562,201,898 (18,017,179)
Total increase in net assets . . . . . . . . . . . . 10,706,772 4,217,520 1,176,816,221 240,609,386 NET ASSETS
Beginning of year. . . . . . . . . . . . . . . . . . . 24,936,826 20,719,306 1,438,265,606 1,197,656,220
End of year . . . . . . . . . . . . . . . . . . . . . . . $35,643,598 $24,936,826 $2,615,081,827 $1,438,265,606
Undistributed net investment income at end of year . . . . . . . . . . . . . . . . . . . . . . . . $468,610 $462,342 $692,785 $ —
The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Changes in Net Assets
Year Ended June 30, 2011
Year Ended June 30, 2010
Value Fund OPERATIONS
Net investment income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $3,256,620 $2,508,664
Net realized gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 115,450,037 48,310,157
Net change in unrealized appreciation/depreciation on investments . . . . . . . 110,782,863 59,475,624
Net increase in net assets from operations . . . . . . . . . . . . . . . . . . . . . . . 229,489,520 110,294,445
DISTRIBUTIONS TO SHAREHOLDERS Distributions from ordinary income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (2,508,893) (9,603,460)
Net distributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (2,508,893) (9,603,460)
CAPITAL SHARE TRANSACTIONS Proceeds from sales of shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 41,931,473 65,052,660
Reinvestment of distributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,443,388 9,368,134
Redemption fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6,091 13,847
Less: redemptions of shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (204,985,104) (203,762,134)
Decrease resulting from capital share transactions . . . . . . . . . . . . . . . . . (160,604,152) (129,327,493)
Total increase (decrease) in net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . 66,376,475 (28,636,508)
NET ASSETS Beginning of year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 802,935,501 831,572,009
End of year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $869,311,976 $802,935,501
Undistributed net investment income at end of year . . . . . . . . . . . . . . . . . $3,256,383 $2,508,656
The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Fiscal Year Ended June 30, 2011	2010	2009	2008	2007	2006	For the fiscal period from January 31, 2005 through June 30, 2005+
Net Asset Value - Beginning of Period	$ 8.51	$ 6.88	$ 10.37	$ 13.14	$ 11.05	$ 10.10	$ 10.00
Income (Loss) from Investment Operations							
Net Investment Income	0.20[1]	0.19[1]	0.22[1]	0.24[1]	0.18	0.15	0.06
Net Gains (Losses) on Investments (both realized and unrealized)	2.11	1.63	(2.96)	(2.25)	2.19	0.93	0.04
Total From Investment Operations	2.31	1.82	(2.74)	(2.01)	2.37	1.08	0.10
Less Distributions							
Distributions from Net Investment Income	(0.21)	(0.19)	(0.22)	(0.22)	(0.17)	(0.12)	0.00
Distributions from Net Realized Capital Gains	0.00	0.00	(0.53)	(0.54)	(0.11)	(0.01)	0.00
Total Distributions	(0.21)	(0.19)	(0.75)	(0.76)	(0.28)	(0.13)	0.00
Net Asset Value - End of Period	$ 10.61	$ 8.51	$ 6.88	$ 10.37	$ 13.14	$ 11.05	$ 10.10
Total Return	27.30%	26.44%	(26.75%)	(15.84%)	21.61%	10.75%	1.00%[2]
Ratios/Supplemental Data							
Net Assets, End of Period (000's)	$ 35,644	$ 24,937	$ 20,719	$ 33,519	$ 43,188	$ 25,451	$ 8,412
Ratio of Expenses to Average Net Assets							
Before fees waived	1.25%	1.30%	1.43%	1.25%[4]	1.29%	1.67%	3.96%[5]
After fees waived[6]	1.25%[3]	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%[5]
Ratio of Net Investment Income to Average Net Assets							
After fees waived	2.04%	2.27%	2.73%	2.02%	1.64%	1.80%	2.11%[5]
Portfolio Turnover Rate	29%	63%	49%	62%	37%	60%	25%

\+ The Fund commenced investment operations on January 31, 2005.
[1] Per share net investment income has been calculated using the average daily shares method.
[2] Not Annualized.
[3] Includes fees waived, which were less than 0.01%.
[4] The Advisor recouped $4,849 during the fiscal year ended June 30, 2008, representing previously reimbursed expenses. Had such payment not been made, the expense ratio would have been 1.24%.
[5] Annualized.
[6] See note 2 to Financial Statements.

The accompanying notes are an integral part of the financial statements.

25

Meridian Growth Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Fiscal Year Ended June 30,									
	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Net Asset Value - Beginning of Year	$ 33.94	$ 27.89	$ 33.60	$ 42.74	$ 38.54	$ 35.77	$ 35.38	$ 27.24	$ 28.10	$ 31.30
Income (Loss) from Investment Operations										
Net Investment Income (Loss)	0.08[1]	0.08[1]	0.15[1]	0.05[1]	0.04	(0.01)	(0.07)	(0.04)	(0.08)	(0.12)
Net Gains (Losses) on Investments (both realized and unrealized)	13.67	6.11	(4.68)	(5.56)	7.29	3.58	1.02	9.10	(0.11)	(0.24)
Total From Investment Operations	13.75	6.19	(4.53)	(5.51)	7.33	3.57	0.95	9.06	(0.19)	(0.36)
Less Distributions										
Distributions from Net Investment Income	(0.07)	(0.12)	(0.09)	(0.05)	(0.01)	0.00	0.00	0.00	(0.06)	0.00
Distributions from Net Realized Capital Gains	(0.01)	0.00	(1.09)	(3.58)	(3.12)	(0.80)	(0.56)	(0.92)	(0.61)	(2.84)
Distributions from Paid in Capital Distribution	(0.00)	(0.02)	(0.00)[2]	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total Distributions	(0.08)	(0.14)	(1.18)	(3.63)	(3.13)	(0.80)	(0.56)	(0.92)	(0.67)	(2.84)
Net Asset Value - End of Year	$ 47.61	$ 33.94	$ 27.89	$ 33.60	$ 42.74	$ 38.54	$ 35.77	$ 35.38	$ 27.24	$ 28.10
Total Return	40.51%	22.18%	(13.01%)	(13.80%)	19.69%	10.08%	2.65%	33.65%	(0.20%)	0.42%
Ratios/Supplemental Data										
Net Assets, End of Year (000's)	$2,615,082	$1,438,266	$1,197,656	$1,516,015	$2,066,750	$1,689,374	$1,693,564	$1,273,302	$448,393	$310,659
Ratio of Expenses to Average Net Assets	0.81%	0.84%	0.86%	0.84%	0.84%	0.85%	0.86%	0.88%	0.95%	1.02%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.18%	0.24%	0.52%	0.13%	0.11%	(0.03%)	(0.21%)	(0.21%)	(0.47%)	(0.62%)
Portfolio Turnover Rate	26%	37%	35%	39%	40%	29%	32%	19%	27%	26%

[1] Per share net investment income (loss) has been calculated using the average daily shares method.

[2] Distribution includes a return of capital that rounds to less than $.01 per share.

The accompanying notes are an integral part of the financial statements.

26

Meridian Value Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Fiscal Year Ended June 30,									
	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Net Asset Value - Beginning of Year	$ 22.80	$ 20.53	$ 29.43	$ 38.79	$ 36.14	$ 38.11	$ 40.35	$ 31.65	$ 30.34	$ 30.98
Income (Loss) from Investment Operations										
Net Investment Income (Loss)	0.10[1]	0.07[1]	0.22[1]	0.15[1]	0.41	0.18	0.19	0.00	(0.03)	(0.05)
Net Gains (Losses) on Investments (both realized and unrealized)	6.77	2.45	(7.80)	(3.12)	7.74	2.45	2.96	8.70	1.34	(0.51)
Total From Investment Operations	6.87	2.52	(7.58)	(2.97)	8.15	2.63	3.15	8.70	1.31	(0.56)
Less Distributions										
Distributions from Net Investment Income	(0.08)	(0.25)	0.00	(0.35)	(0.41)	(0.32)	(0.28)	0.00	0.00	(0.04)
Distributions from Net Realized Capital Gains	0.00	0.00	(1.32)	(6.04)	(5.09)	(4.28)	(5.11)	0.00	0.00	(0.04)
Total Distributions	(0.08)	(0.25)	(1.32)	(6.39)	(5.50)	(4.60)	(5.39)	0.00	0.00	(0.08)
Net Asset Value - End of Year	$ 29.59	$ 22.80	$ 20.53	$ 29.43	$ 38.79	$ 36.14	$ 38.11	$ 40.35	$ 31.65	$ 30.34
Total Return	30.13%	12.20%	(25.72%)	(8.82%)	23.90%	7.35%	8.00%	27.49%	4.32%	(1.78%)
Ratios/Supplemental Data										
Net Assets, End of Year (000's)	$869,312	$802,936	$ 831,572	$1,319,186	$1,819,440	$1,686,874	$2,271,478	$2,226,590	$1,456,552	$1,297,207
Ratio of Expenses to Average Net Assets	1.09%	1.09%	1.12%	1.09%	1.08%	1.09%	1.08%	1.09%	1.11%	1.12%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.37%	0.27%	0.97%	0.44%	0.59%	0.49%	0.48%	0.01%	(0.12%)	(0.22%)
Portfolio Turnover Rate	38%	45%	87%	61%	75%	58%	59%	81%	60%	54%

[1] Per share net investment income (loss) has been calculated using the average daily shares method.

The accompanying notes are an integral part of the financial statements.

27

Meridian Fund, Inc.
Notes to Financial Statements
For the Year Ended June 30, 2011
1. Organization and Significant Accounting Policies: Meridian Fund, Inc. (the “Meridian Funds”) is comprised of the Meridian Equity Income Fund (the “Equity Income Fund”), the Meridian Growth Fund (the “Growth Fund”) and the Meridian Value Fund (the “Value Fund”). The Equity Income Fund, the Growth
Fund and the Value Fund (each a “Fund” and collectively, the “Funds”) are registered under the Investment
Company Act of 1940, as no-load, diversified, open-end management investment companies. The Equity Income Fund began operations and was registered on January 31, 2005. The Growth Fund began operations and was registered on August 1, 1984. The Value Fund began operations on February 10, 1994 and was registered on February 7, 1994.
The primary investment objective of the Equity Income Fund is to seek long-term growth of capital along with income as a component of total return. The primary investment objective of the Growth Fund is to seek long-term growth of capital.
The primary investment objective of the Value Fund is to seek long-term growth of capital. The following is a summary of significant accounting policies for all of the Funds:
a. Investment Valuations: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management Company,
Inc. (the “Adviser”) under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors (the “Board”). Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value. b. Federal Income Taxes: It is the Funds’ policy to comply with the requirements of SubchapterMof the
Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to distribute all of their taxable income to their shareholders; therefore, no federal income tax provision is required. c. Security Transactions: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date. Interest income is accrued daily. d. Cash and Cash Equivalents: All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Available funds are automatically swept into a Cash Reserve account, which preserves capital with a consistently competitive rate of return. Interest accrues daily and is credited by the third business day of the following month. e. Expenses: Expenses arising in connection with a Fund are charged directly to that Fund. Expenses common to the Funds are generally allocated to each Fund in proportion to their relative net assets.

f. Use of Estimates: The preparation of financial statements in accordance with accounting principals generally accepted in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and revenue and expenses at the date of the financial statements. Actual amounts could differ from those estimates. g. Distributions to Shareholders: The Funds record distributions to shareholders on the ex-dividend date. The amount of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from GAAP. These
“book/tax” differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Distributions which exceed net investment income and net realized capital gains are reported as distributions in excess of net investment income or distributions in excess of net realized capital gains for financial reporting purposes but not for tax purposes. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital. h. Guarantees and Indemnification: Under the Funds’ organizational documents, its Officers and
Directors are indemnified against certain liability arising out of the performance of their duties to the Funds. Additionally, in the normal course of business, the Funds enter into contracts with service providers that contain general indemnification clauses. The Funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.
i. Fair Value Measurements: As described in Note 1.a. above, the Funds utilize various methods to determine and measure the fair value of investment securities on a recurring basis. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below: Level 1 — quoted prices in active markets for identical securities;
Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and Level 3 — significant unobservable inputs (including the Fund’s determinations as to the fair value of investments).

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2011

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of inputs used to value the Funds' securities as of June 30, 2011 is as follows:

Valuation Inputs	Equity Income Fund	Growth Fund	Value Fund
Level 1 – Quoted Prices*	$33,780,148	$2,484,489,768	$829,815,562
Level 2 – Other Significant Observable Inputs**	—	79,999,200	29,999,700
Level 3 – Significant Unobservable Inputs	—	—	—
Total Market Value of Investments	$33,780,148	$2,564,488,968	$859,815,262

* *Level 1 investments are comprised of common stock with industry classifications as defined on the Schedule of Investments.*

** *Level 2 investments are limited to U.S. Treasury Securities.*

During the year ended June 30, 2011 there were no reportable transfers between levels requiring disclosure in conformity with Financial Accounting Standards Board Accounting Standards Update ("ASU") No. 2010-06 "Improving Disclosures about Fair Value Measurements."

In May 2011 the Financial Accounting Standards Board issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")". ASU No. 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. At this time, management is evaluating the implications of ASU No. 2011-04 and its impact on the financial statements.

2. **Related Parties:** The Funds have entered into management agreements with the Adviser. Certain Officers and/or Directors of the Funds are also Officers and/or Directors of the Adviser. Beneficial ownership in the Funds by Richard F. Aster, Jr., President, as of June 30, 2011 were as follows:

Equity Income Fund	68.35%
Growth Fund	0.99%
Value Fund	2.52%

The Adviser receives from the Equity Income Fund, as compensation for its services, an annual fee of 1% of the first $10,000,000 of the Equity Income Fund's net assets, 0.90% of the next $20,000,000 of the Equity Income Fund's net assets, 0.80% of the next $20,000,000 of the Equity Income Fund's net assets and 0.70% of the Equity Income Fund's net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month's daily average net assets.

The Adviser receives from the Growth Fund, as compensation for its services, an annual fee of 1% of the first $50,000,000 of the Growth Fund's net assets and 0.75% of the Growth Fund's net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month's daily average net assets.

30

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2011
The Adviser receives from the Value Fund, as compensation for its services, an annual fee of 1% of the
Value Fund’s net assets. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets. The Adviser voluntarily agreed to waive its fee and reimburse expenses, to the extent that total annual operating expenses for the Equity Income Fund exceeds 1.25%. The Investment Adviser has voluntarily agreed to limit the operating expenses of the Growth and Value Funds to 2.50%. With respect to these limits, the Adviser waived fees in the amount of $1,193 for the Equity Income Fund but did not waive fees for the Growth and Value Funds, during the year ended June 30, 2011. For a period not to exceed three years from the date on which a waiver or reimbursement of expenses in excess of the expense limitation is made by the Adviser, the Equity Income Fund will carry forward, and may repay the Adviser such amounts; provided the Fund is able to effect such reimbursement and maintain the expense limitation. At June 30, 2011, the balance of carried forward recoupable expenses along with the year of expiration for the Equity Income Fund was: Amount Expiration
$44,638 . . . . . . . . . . . . . . . . . . . . . . . . 2012 12,855 . . . . . . . . . . . . . . . . . . . . . . . . 2013
1,193 . . . . . . . . . . . . . . . . . . . . . . . . 2014 Subject to the approval of the Board, the Fund will repay the Adviser the amount of its reimbursement for the Equity Income Fund for up to three years following the reimbursement to the extent the Equity Income
Fund’s expenses drop below 1.25%, after giving effect to repayment by the Fund. Either the Fund or the
Adviser can modify or terminate this arrangement at any time. 3. Capital Shares Transactions: Transactions in capital shares for the year ended June 30, 2011 and year ended June 30, 2010 were as follows: June 30,
2011 June 30,
2010 Equity Income Fund
Increase in Fund shares: Shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 430,560 102,162
Shares issued from reinvestment of distributions . . . . . . . . . . . . . . . . 62,694 64,075 493,254 166,237
Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (64,601) (250,390)
Net increase (decrease) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 428,653 (84,153)

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2011
June 30,
2011
June 30,
2010
Growth Fund
Increase in Fund shares: Shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21,278,458 6,935,285
Shares issued from reinvestment of distributions . . . . . . . . . . . . . . . . 72,106 162,637 21,350,564 7,097,922
Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (8,799,381) (7,666,732)
Net increase (decrease) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12,551,183 (568,810)
June 30,
2011
June 30,
2010
Value Fund
Increase in Fund shares: Shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,509,297 2,717,508
Shares issued from reinvestment of distributions . . . . . . . . . . . . . . . . 86,096 382,841 1,595,393 3,100,349
Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (7,430,764) (8,391,590)
Net decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (5,835,371) (5,291,241)
4. Compensation of Directors and Officers: Directors and Officers of the Funds who are Directors and/or
Officers of the Adviser receive no compensation from the Funds. For the fiscal year ended June 30, 2011,
Directors of the Funds who are not interested persons, as defined in the Investment Company Act of 1940, receive compensation in the amount of a minimum of $6,000 per annum, paid at each director’s election in either cash or Fund shares. The difference between an average of the share prices of the three series Funds taken at the beginning and the end of the Funds’ fiscal year will be used to calculate an adjustment to the prior year’s director’s fee compensation. Compensation will not adjust below $6,000. An additional $1,000 will be paid to each unaffiliated director for each Board of Directors meeting attended other than the annual meeting. 5. Investment Transactions: The cost of investments purchased and the proceeds from sales of investments, excluding short-term securities and U.S. government obligations, for the year ended June 30, 2011, were as follows: Purchases Proceeds from Sales
Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $12,127,474 $8,333,089
Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,025,277,554 513,121,822
Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 314,030,693 468,353,161

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2011
6. Distribution Information: Income and long-term capital gains distributions are determined in accordance with federal income tax regulations, which may differ from GAAP. The tax character of distributions made during the fiscal years ended June 30, 2011 and June 30, 2010 were as follows: 2011 Taxable Distributions
Ordinary Income Net
Long-Term Capital Gain
Total Distributions
Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . $617,600 $ — $617,600 Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,004,679 345,185 3,349,864
Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,508,893 — 2,508,893 2010 Taxable Distributions
Ordinary Income Distributions of
Paid-in-Capital Total
Distributions Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . . $560,148 $ — $560,148
Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,002,954 812,370 5,815,324 Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9,603,460 — 9,603,460
7. Federal Income Taxes Information: Management has analyzed the Funds’ tax positions taken on federal income tax returns for all open tax years (current and prior three tax years), and has concluded that no provision for federal income tax is required in the Funds’ financial statements. The Funds’ federal and state income and federal excise tax returns for tax years for which the applicable statutes of limitations have not expired are subject to examination by the Internal Revenue Service and state departments of revenue.
The aggregate cost of investments, unrealized appreciation and depreciation, for federal income tax purposes at June 30, 2011 is as follows:
Aggregate Cost Aggregate
Gross Unrealized
Appreciation Aggregate
Gross Unrealized
Depreciation Net Unrealized
Appreciation Equity Income Fund . . . . . . $29,989,082 $4,454,321 $ (663,255) $3,791,066
Growth Fund . . . . . . . . . . . 1,943,635,587 639,654,708 (18,801,327) 620,853,381 Value Fund . . . . . . . . . . . . 683,269,462 184,803,109 (8,257,309) 176,545,800

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2011
Components of Accumulated Earnings (Losses) on a Tax Basis
Equity Income Fund Growth Fund Value Fund Undistributed ordinary income . . . . . . . . . . $468,610 $1,662,371 $3,256,383
Capital loss carry forward . . . . . . . . . . . . . (5,605,965) — (225,567,072) Undistributed long-term capital gains . . . . . — 151,335,508 —
Unrealized appreciation . . . . . . . . . . . . . . . 3,791,066 620,853,381 176,545,800 Total Accumulated Earnings/(losses) . . . . $(1,346,289) $773,851,260 $ (45,764,889)
The differences between book and tax-basis unrealized appreciation are attributable to the tax deferral of losses on wash sales. As of June 30, 2011 the Funds had capital loss carry forwards available to offset future realized capital gains through the indicated expiration dates: Amount Expires
Equity Income Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $5,605,965 2018
Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 225,567,072 2018
Capital loss carryforwards utilized in the current year were $1,391,768, $31,465,152 and $114,994,819 for Equity Income Fund, Growth Fund and Value Fund, respectively. Under the recently enacted Regulated Investment Company Modernization Act of 2010, the eight-year limit on the carry forward and use of capital losses was eliminated and capital losses incurred by the Funds after June 30, 2011 will not be subject to expiration. In addition, losses incurred after June 30, 2011 will retain their character as either a short-term or long-term capital loss on the first day of the next taxable year and must be utilized prior to the losses incurred in pre-enactment taxable years. 8. Subsequent Events: Management has evaluated the impact of all subsequent events on the Funds through the date the financial statements were available to be issued, and has noted no additional events that require recognition or disclosure in the financial statements.

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2011
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Meridian Fund, Inc.
In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Meridian Equity Income Fund, Meridian Growth
Fund and Meridian Value Fund (constituting Meridian Fund, Inc. hereafter referred to as the “Funds”) at
June 30, 2011, the results of each of their operations for the year then ended, the changes in each of their net assets for the two years then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as “financial statements”) are the responsibility of the Funds’ management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the
Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.We believe that our audits, which included confirmation of securities at June 30, 2011 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. San Francisco, California
August 16, 2011

Meridian Fund, Inc.
Additional Information (unaudited)
For the Year Ended June 30, 2011
1. Proxy Voting Record and Proxy Voting Policies and Procedures: A description of the policies and procedures that each Fund uses to determine how to vote proxies relating to portfolio securities along with information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30 is available (i) without charge, upon request, by calling
(800) 446-6662; (ii) on our website at http://www.meridianfund.com; and (iii) on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov.
2. Information on Form N-Q: The Company files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q within sixty days after the end of the period. The Company’s Form N-Q is available on the SEC’s website at http://www.sec.gov, and may be reviewed and copied at the SEC’s Public Reference Room inWashington, DC. Information on
the operation of the Public Reference Room may be obtained by calling (800) 732-0330.

Information About the Directors and
Officers of Meridian Fund, Inc. (unaudited)
The individuals listed below serve as directors or officers of Meridian Fund, Inc. (the “Meridian Funds”).
Each director of the Meridian Funds serves until a successor is elected and qualified or until resignation. Each officer of the Meridian Funds is elected annually by the Board of Directors. The address of all officers and directors is 60 East Sir Francis Drake Blvd., Suite 306, Larkspur, CA 94939. The Meridian Funds’ Statement of Additional Information (SAI) includes more information about the Directors. To request a free copy, call
Meridian at 1-800-446-6662.
Interested Directors *
Richard F. Aster, Jr. (71) Positions(s) Held with Fund: President, Chairman of the Board, Portfolio Manager
Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: President, Aster Investment Management, Inc.
Number of Portfolios Overseen: 3 Other Directorships: None
Michael Stolper (66) Positions(s) Held with Fund: Director
Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: President, Stolper & Company, Inc. (an investment adviser and broker/dealer) Number of Portfolios Overseen: 3
Other Directorships: Window Pane Funds * Aster Investment Management, Inc. is investment adviser to the Meridian Funds.
Mr. Stolper is a minority owner of Aster Investment Management, Inc.
Independent Directors
John S. Emrich, CFA (43) Positions(s) Held with Fund: Director
Length of Service (Beginning Date): October 6, 2010 Principal Occupation(s) During Past 5 Years: Co-founder and Portfolio Manager, Ironworks Capital
Management (investment adviser), April 2005 to present. Number of Portfolios Overseen: 3
Other Directorships: None Michael S. Erickson (59)
Positions(s) Held with Fund: Director Length of Service (Beginning Date): May 3, 1985
Principal Occupation(s) During Past 5 Years: Private Investor, August 2007 to present; Chairman & CFO, AeroAstro (spacecraft parts and systems), September 1998 to August 2007; Trustee, The Marin
School, September 2005 to June 2008. Number of Portfolios Overseen: 3
Other Directorships: None

Independent Directors (continued)
James Bernard Glavin (76) Positions(s) Held with Fund: Vice Chairman of the Board
Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: Retired; previously Chairman of the Board, Orchestra
Therapeutics, Inc. Number of Portfolios Overseen: 3
Other Directorships: None Herbert Charles Kay (74)
Positions(s) Held with Fund: Director Length of Service (Beginning Date): May 3, 1985
Principal Occupation(s) During Past 5 Years: Private Investor, January 2005 to present. Number of Portfolios Overseen: 3
Other Directorships: None Ronald Rotter (68)
Positions(s) Held with Fund: Director Length of Service (Beginning Date): May 2, 2007
Principal Occupation(s) During Past 5 Years: Retired; Co-founder, Managing Partner and portfolio manager, RBR Capital Management (a long/short consumer sector equity hedge fund); Private Investor
Number of Portfolios Overseen: 3 Other Directorships: None
Officers
Gregg B. Keeling, CPA (56) Positions(s) Held with Fund: Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer
Length of Service: (Beginning Date) April 1999 Principal Occupation(s) During Past 5 Years: Vice President of Operations, Principal Financial and
Accounting Officer and Chief Compliance Officer, Aster Investment Management, Inc., April 1999 to present.

Information About the Directors and
Officers of Meridian Fund, Inc. (continued)
2011 TAX NOTICE TO SHAREHOLDERS (Unaudited) The information set forth below is for each Fund’s fiscal year as required by federal laws. Shareholders, however, must report distributions on a calendar year basis for income tax purposes, which may include distributions for portions of two fiscal years of a Fund. Accordingly, the information needed by shareholders for income tax purposes will be sent to them in early 2012. Please consult your tax advisor for proper treatment of this information. For the period July 1, 2010 to June 30, 2011 the Funds designated the following items with regard to distributions paid during the period. All designations are based on financial information available as of the date of this annual report and, accordingly, are subject to change. For each item, it is the intention of each
Fund to designate the maximum amount permitted under the Internal Revenue Code and the regulations thereunder.
Pursuant to Internal Revenue Code Section 852(b)(3), the Growth Fund designated the amount $345,185 as a long-term capital gain distribution for the year ended June 30, 2011. Pursuant to Internal Revenue Code Section 854(b)(2), the Funds listed below designate a percentage of their ordinary income dividends distributed during the year ended June 30, 2011 as qualifying for the corporate dividends-received deduction: Equity Income Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 100.00%
Growth Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 100.00%
Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 100.00%
Pursuant to Section I (h)(11) of the Internal Revenue Code, the Funds listed below designate the following amounts of their income dividends paid during the year ended June 30, 2011 as qualified dividend income
(QDI): Equity Income Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 100.00%
Growth Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 100.00%
Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 100.00%
U.S. Government interest represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exception of these amounts from state income for the Funds.
U.S. Government interest:
Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.00%
Growth Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.28%
Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.25%

MERIDIAN FUND, INC.
This report is submitted for the information of shareholders of
Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an
effective prospectus.
Officers and Directors
RICHARD F. ASTER, JR. President and Director
JOHN EMRICH MICHAEL S. ERICKSON
JAMES B. GLAVIN HERBERT C. KAY
RONALD ROTTER MICHAEL STOLPER
Directors GREGG B. KEELING
Chief Financial Officer Treasurer, Secretary and
Chief Compliance Officer
Custodian
THE BANK OF NEW YORK MELLON New York, New York
Transfer Agent and Disbursing Agent
BNY MELLON INVESTMENT SERVICING (US) INC. King of Prussia, Pennsylvania
(800) 446-6662
Counsel
GOODWIN PROCTER LLP Washington, D.C.
Independent Registered Public
Accounting Firm
PRICEWATERHOUSECOOPERS LLP San Francisco, California
MERIDIAN EQUITY INCOME FUND» MERIDIAN GROWTH FUND?
MERIDIAN VALUE FUND?
ANNUAL REPORT
60 E. Sir Francis Drake Blvd. Wood Island, Suite 306
Larkspur, CA 94939 www.meridianfund.com
Telephone (800) 446-6662
June 30, 2011